FORM C-AR
Annual Company Report 2024
Pajama Factory LLC

227.202 Ongoing Reporting Requirements

A company that has sold securities in a Regulation Crowdfunding offering is required to provide an annual report no later than 120 days after the end of its fiscal year. This report must be filed with the SEC, on EDGAR, using Form C-AR; and also posted on the issuer's website.

This annual report must include:

1. Financial statements for the fiscal year just ended, certified to be true and correct by the principal officer (e.g., CEO). But if the company has financial statements that have been either reviewed or audited by an independent CPA – for example, because a bank or other creditor required them for a loan – then the company must provide those instead. In that case, the certification by the principal officer isn't required.

2. Updated versions of all the disclosures that were required by 227.201, paragraphs (a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s) and (x) on the original Form C.

A company may (but is not required to) stop preparing and filing annual reports when:

1. The company is required to file reports under Exchange Act Sections 13(a) or 15(d) (because it became a publicly-reporting company); or

2. The company has filed at least one annual report and has fewer than 300 holders of record of its securities; or

3. The company has filed at least three annual reports and has total assets that do not exceed $10 million; or

4. The company or another party purchases or repurchases all of the securities issued pursuant to Regulation Crowdfunding, including any payment in full of debt securities or any complete redemption of redeemable securities; or

5. The company liquidates or dissolves in accordance with state law.

A company that becomes eligible to stop preparing and filing annual reports and wishes to do so must file Form C-TR within five days of becoming eligible. In other words, if your company becomes eligible as soon as you file this report, then file the Form C-TR within five days of filing this report.

§227.201(a) – Basic Information About the Company

Name of Company	Pajama Factory, LLC
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Pennsylvania
Date Company Was Formed (from the Company's Certificate of Incorporation)	June 7, 2007
Kind of Entity (Check One)	_____ Corporation __X___ Limited liability company _____ Limited Partnership
Street Address	1307 Park Avenue Williamsport, PA 17701
Website Address	https://www.pajamafactory.net/

§227.201(b) – Directors and Officers of the Company

Company Instructions

This question asks for information about each person who is an officer or director of the company. By "officer," we mean a President, Vice-President, Secretary, Treasurer, Chief Financial Officer, Comptroller, or Chief Accounting Officer.

- Include anyone who serves in the role of an officer or director even if he or she doesn't have the title.
- If your company is a limited liability company, include any individual who is a manager.
- If your company is a general partnership, include any individual who is a general partner.
- Include information as of the end of the fiscal year.

Detailed information regarding the work experience of each person can be found under §227.201(d).

Person #1

Name	Mark Winkelman	
All positions with the Company and How Long for Each Position	**Position:** Executive Director	**How Long:** Since inception, 06/07/2007
Business Experience During Last Three Years (Brief Description)	Development activities at the Pajama Factory	
Principal Occupation During Last Three Years	Executive Director of the Pajama Factory	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** N/A	**Business:**

Person #2

Name	Suzanne Winkelman	
All positions with the Company and How Long for Each Position	**Position:** Marketing Director	**How Long:** Since inception, 06/07/2007
Business Experience During Last Three Years (Brief Description)	Marketing and advertising	
Principal Occupation During Last Three Years	Senior Account Executive at Havas Advertising	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_X___ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** Havas Advertising	**Business:** Advertising agency

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Company Instructions

This question asks for the name of each person who owns 20% or more of the voting power of the Company. This should be based on current ownership at the time you're filling in this form, not based on the ownership that will exist after your offering.

- If your Company is a corporation, make the 20% calculation based on who has the right to vote for the election of directors.
- If your Company is a limited liability company managed by its members, make the 20% calculation based on who has the right to make decisions.
- If your Company is a limited liability company managed by one or more managers, the manager(s) typically hold the "voting power."
- If your Company is a limited partnership, the general partner(s) typically hold the "voting power."

Name	Mark Winkelman
Name	Suzanne Winkelman

§227.201(d) – The Company's Business and Business Plan

The Pajama Factory is located at 1307 Park Avenue, City of Williamsport, a small town in north central Pennsylvania.[1][2] The historic eight building industrial complex is listed as a national landmark.[3] It is situated in the middle of a residential neighborhood near the Pennsylvania College of Technology campus and is approximately 1.5 miles west of downtown Williamsport. The eight buildings were originally the home of the Lycoming Rubber Company, the creator of Keds Sneakers. Eventually they were transformed and grew into the world's largest pajama factory.[4]

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[1] www.pajamafactory.net

[2] https://goo.gl/maps/jWtE2H2oBbEsRsZR7

[3] https://webbweekly.com/articles/2018/02/28/the-pajama-factory-placed-on-national-registry-of-historic-places/

[4] https://accidentallywesanderson.com/places/lycoming-rubber-

The complex is now being restored and repurposed into a mixed-use development that includes individual spaces for artist's studio as well as retail, light manufacturing, living, and community facility spaces. This building type is uncommon in north central Pennsylvania but is common in larger urban environments such as New York City's Soho, Tribeca and Williamsburg neighborhoods.

The property sits on a 4-acre site. The eight interconnected masonry buildings have approximately 300,000 square feet of floor area. The buildings form a double L shaped footprint. Between the two "Ls" there is a private courtyard. The site also includes four parking lots, a smokestack and a greenhouse.

The Pajama Factory's neighborhood has public bus transportation, a hardware store, convenience stores, a park, churches, restaurants, antique/thrift stores, and the UPMC Susquehanna Hospital. A short drive east or west in the city will avail grocery stores, big box stores, additional restaurants, the river walk, the Hiawatha paddle boat, baseball, softball and soccer fields, Lycoming College, public schools, a minor league baseball park, and most anything else you'd expect to find in a small city.[5] [6] The lush green hills that surround the area are perfect for hiking, trail running, and mountain bikes. The Susquehanna River and the Lycoming and Loyalsock Creeks are perfect for fishing, boating, kayaking, canoeing, and the locals will show you where all the best swimming holes are. If you're inclined there's a 72-mile rail trail, just 15 miles west of the Factory, that parallels Pine Creek and provides a beautiful scenic walk or easy bike adventure for all ages. Williamsport is known as the home of the Little League World Series; during the month of August the city embraces the world by welcoming 16 teams and 45,000 fans from a variety of countries all over the world; this is nearly double the current population of 27,403.[7] [8]

The size of the project has necessitated a phased approach to the development. And now, after 17 years of incremental workspace build outs, leasing and community building, the Pajama Factory has become a treasured institution in the City of Williamsport. With 100% of the approximately 150 subdivided spaces occupied with rent paying tenants and with a growing waiting list for those spaces as they become available, the project's business plan is proving successful.

The slow development process has allowed for the building and training of a strong in-house design/build team, now numbering 10 full and part-time employees, that designs, builds, maintains, and rents the work and living spaces. We are committed to being environmentally responsible by controlling stormwater runoff with green roofs and our rain garden, installing only the most efficient lighting and HVAC equipment, recycling as much demolition material as possible (think steampunk), and obtaining all of the lumber we need from local mills.

A nonprofit 501-c3 arts and community building organization called Factory Works has been established in the Pajama Factory.[9] The organization currently runs three teaching and working studio programs open

co/#:~:text=Williamsport%2C%20Pennsylvania%20%7C%20C.&text=Built%20between%201883%20and%201919,largest%20manufacturers%20of%20rubber%20goods.

[5] https://www.traillink.com/trail/susquehanna-river-walk--timber-trail/

[6] https://uncoveringpa.com/things-to-do-in-williamsport-pa

[7] https://www.census.gov/quickfacts/williamsportcitypennsylvania

[8] https://www.littleleague.org/world-series/2022/llbws/news/opening-matchups-set-for-the-75th-anniversary-of-the-littleleague-baseball-world-series/

[9] https://factoryworks.org/

to the public for ceramics, photography, and woodworking. The woodworking program has a fully equipped 6,000 square foot shop space.

Factory Works is providing a bridge/connection between the Pajama Factory community and the larger Williamsport / Lycoming County communities by offering creative/art classes and bringing in speakers and teachers from outside Williamsport for fresh ideas and practices. Factory Works also provides resources and teaching opportunities for tenants.

About the Project

The Small Change crowdfunding offering has helped kick off this exciting next phase by providing some working capital as we move towards securing capital to fund the rooftop Biergarten, a couple of model residential lofts, upgrades to the Community Room stage and event space, new company offices, a shared conference room, gallery and Factory store, and entry lobby — all designed to help showcase the Pajama Factory and its occupants (the "Project").

With the help of an approved $2,000,000 grant to be provided by the PA Department of Community and Economic Development through their Redevelopment Assistance Capital Program (DCED RACP), we plan to address major infrastructure and maintenance issues.[10] Paving has already been completed in two of the four parking lots, and a centralized fire alarm system has been installed. In addition, the grant will pay for new roofs, heating and air conditioning systems, and the roof top infrastructure required for future roof deck occupancy. This work has started.

We have also prepared condominium plot plans, By-laws, and the Declaration of Condominium with the understanding that individual ownership of both residential and commercial condominium units will preserve the Pajama Factory complex for posterity while allowing for the transition of ownership and management of the Pajama Factory to the occupants of the buildings. Occupants will be more incentivized to improve their spaces if they actually own them.

While a stable future is anticipated with the completion of the grant work and future conversion to condominium ownership, we still have the opportunity to do exciting work with the 40% of the building's floor area that remains vacant and is yet to be developed! To that end, architectural plans have been developed for 45 lower cost artist's live/work studios plus an additional 27 higher-end residential lofts on the top floor. Ground floor space has been reserved for a craft brewer and a farm-to-table restaurant that will both support the growing Pajama Factory community and highlight all the meat and produce from the surrounding farms. We expect the brewery and restaurant to help attract out-of-town visitors. Walk throughs have already begin with with established prospect breweries. We are also building a gallery and company store to showcase and sell things that are designed and/or actually made inside the Pajama Factory walls.

This work, which we call Phase III Construction (the "Project"), is expected to total around $6.7 million. Sources and uses can be viewed in Exhibit A, and a detailed construction budget in Exhibit B.

It is difficult to assign an appropriate ownership interest for investors in such a large ongoing and phased project. Small Change investors hold debt at an 8% interest rate. A 4% return will be paid on a yearly basis

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[10] https://www.budget.pa.gov/Programs/RACP/Pages/Main%20Page.aspx

and 4% (simple interest) will be deferred until the time that the debt is retired in 3 to 5 years when condo sales start to close. The first investor letter and interest checks were mailed in January 2025.

In addition to the interest, Small Change lenders were given the opportunity to use their principal and interest earned as credit towards condo ownership with a discount up to 15%.

Condo pricing has not been established yet and lots of details need to be worked out but finished studio space is expected to start at about $75/ sq ft, raw residential space will start at about $100/ sq ft and finished units at about $200/ sq ft.

About the Developer

Growing up in a middle-class household in suburban New Jersey, Mark Winkelman decided at an early age, with the encouragement from his interior designer mother, to pursue architecture. To that end he attended and graduated from the Syracuse School of Architecture in 1978.[11] Upon graduation he interned in Phillip Johnson's highly acclaimed design firm in New York City.[12] While in Johnson's office he worked on a number of notable high rise office buildings including the gothic PPG Headquarters in Pittsburgh and the iconic postmodern AT&T headquarters in New York City.

After earning his New York State architectural license Mark and his then girlfriend (and now wife) traveled to and worked in Tokyo, Japan for two years. There he came to appreciate the refined visual aesthetic that is uniquely Japanese. The design lessons learned in Japan would deeply inform and influence Mark's own design work. Perhaps the most important lesson was grasping the importance of putting new work in an historical context.

Upon returning to the States in 1984, Mark partnered with a Syracuse classmate and formed Downtown Design — a boutique architecture and interiors firm based in New York City. For the next 25 years Downtown Design grew and developed a number of specialties including the design of technical media facilities such as recording studios and video edit suites. The firm's projects also included the restoration and adaptive reuse of historical loft buildings in the creative neighborhoods of Soho and Tribeca in Manhattan. Indeed, one of the loft projects was his family's own home in a 1894 spice warehouse.

In 2007, Mark and Suzanne bought the complex of historic and vacant factory buildings in Williamsport, PA. According to Mark, the building and their potential was enough to bring him to Williamsport. The Winkelman's have honored local history with the name "Pajama Factory" and the continuing restoration and preservation of the 100 (plus) year old buildings. According to local history, Weldon's Pajama Factory was once the largest pajama factory in the world. The site was scouted and used as a model for the 1950's Broadway play, later the movie, "The Pajama Game," starring Doris Day and John Raitt. They pondered how to fill the 300,000 sq ft of floor area in a town that has been losing businesses and population for decades.

The Winkelmans opted for a plan much like the one highlighted in Richard Florida's book "Rise of the Creative Class" that included a mixed-use complex with a 24/7 urban lifestyle which includes live / work

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[11] https://soa.syr.edu/

[12] https://www.architecturaldigest.com/gallery/philip-johnson-architecture-buildings

lofts, work only studios, supporting retail shops, and community facility spaces.[13] A haven for creative thinkers and incubator businesses was created. Performance and event spaces are available for music, political events, large meetings, tenant / community events. A community outreach, 501-c3, organization which has a well-equipped wood shop, clay studio, bicycle recycle shop, and photography dark room — all of which were brought into the mix by the Winkelmans and are open to the wider community.

Mark strives to maintain a high level of energy and optimism in order to build a Creative Community that will someday serve as a model for the Arts World and for energizing small cities and towns. The adaptive reuse of a building into a mixed-use facility is an established practice in big cities but it is not often seen in towns and smaller cities. The fact that the Pajama Factory located, as it is, in a small city, is beginning to have an outsized and positive effect on how the City of Williamsport perceives itself.[14] Mark and Suzanne understand the importance of being a part of a community-based economy by providing spaces where locally owned small businesses can be developed and benefit from the "Buy Local" movement. The rents are kept incredibly affordable at about 1⁄2 the local rate and 1/10 the rate in New York City, for instance.

In his spare time, Mark managed the restoration of his 1970 Triumph GT6 British sports car. He loves sailing, especially blue water cruising. Ceramics, primarily wheel work, is a passion. He also loves traveling with his family — as long as his daughter and son take care of all the arrangements.

For over four decades, Suzanne Winkelman has been in advertising working with clients to help build successful brands. She has focused her talent on creating integrated communications that range from traditional brand advertising to digital experiences that encourage deeper discovery, awareness, and brand advocacy. Six years ago, in 2016, she was named one of 15 recipients of the DTC (Direct to Consumer) Perspective's Agency Vanguard Awards, in recognition of her contribution and service to patients as well as the DTC industry in general.[15] Her clients have won many awards for the groundbreaking advertising that Suzanne has helped bring to market. For the last seven years, Suzanne has been leading the launches of two brands to market for Indivior- one to treat opioid addiction and another that treats schizophrenia. She also launched an Ironshore brand to treat ADHD and, more recently, has been overseeing the launch of a UCB medication that treats dermatological/rheumatological diseases - touted as one of the most anticipated pharmaceutical launches of the year.

Prior to that, Suzanne focused her energy on leading the respiratory businesses at GlaxoSmithKline (GSK) spanning development of TV, print, in-office, online, social, and CRM across an extensive portfolio of brands.[16] She is proud to have worked on GSK's blockbuster drug, Advair, followed by the successful launches of five new respiratory brands. Prior to working on pharmaceutical brands, Suzanne worked to advertise well-known national brands such as Skippy, L'eggs, Hanes, Gillette, Tyson, Tylenol, Reynolds

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[13] https://creativeclass.com/richard_florida/books/rise-of-the-creative-class/

[14] https://www.northcentralpa.com/business/2-million-to-kickstart-new-development-at-pajama-factory/article_2c75f57ccd50-11ea-bd73-2f44257922aa.html

[15] https://xpectives.health/agency-vanguard-awards/#:~:text=About%20the%20Agency%20Vanguard%20Awards&text=These%20prestigious%20awards%20aim%20to,patients%20and%20their%20respective%20industries.

[16] www.gsk.com

Wrap, Weaver, Paramount, Nickelodeon, MTV, Dr. Scholl's, Blockbuster, Louis Kemp, and Philips Lighting. She was also thrilled with the opportunity to work in Japan for two years at Toyota, Toshiba, and Wendy's with a focus on development of materials for international markets.

While Suzanne still works for Havas, one of the largest ad agency networks in the world, her true passion is her work to promote the Pajama Factory, a Pennsylvania-based artist community of 130+ tenants located in an old factory building she and her husband purchased 16 years ago.[17] Here she partners with her husband to market and continue to develop the facility as an important resource for the city of Williamsport. As part of this initiative, she helped to establish a nonprofit organization that brings arts into the underserved community.

Suzanne and Mark are proud parents of two grown children, one of whom has a loft at the factory. Suzanne's favorite activities include travel, theater, attempting gardening in the Pajama Factory courtyard, sunsets on the factory roof, pottery, and hanging out with her boxer dog- Rosie.

About the Finances

Phase III of the Pajama Factory redevelopment (the "Project") is expected to total around $6.7 million, with a $3.75 million in bank financing (closed in April 2023), $2 million in DCED RACP grant funds (secured), a $500,000 2nd mortgage from a local foundation (in application), $200,000 from Bob Brennan and the $158,000 raised through this offering. Along with the redevelopment work planned, bank funds refinanced approximately $2.7 million in existing debt.

See the chart below for Phase III sources and uses of funds:

Sources of Funds	Description	Amount
Susquehanna Community Bank financing 1st mortgage and line of credit (secured)	$6.2M as-is value 1st mortgage @ 50% LTV.	$3,750,000
Lycoming Economic development Foundation	2nd mortgage	$500,000
DCED RACP Grant	Secured	$2,000,000
Small Change Investors		$158,000
Private Investor (Bob Brennan)		$200,000
Total Sources of Funds		**$6,608,000**
Uses of Funds		
Construction Costs		
Construction permits	0.5% of construction costs	$14,197

[17] https://www.havas.com/

Construction		$3,079,184
Construction contingency	15% of construction costs	$461,878
General conditions	5% of construction costs	$177,053
Construction management fee	0% - In house	$0
Predevelopment Costs		
Architecture + Engineering	0% - In house	$0
A + E contingency	0% - In house	$0
Current Debt Refinancing		
BB&T first mortgage	Completed	$902,080
Wells Fargo line of credit	Completed	$90,000
City of Williamsport 2nd mortgage	Completed	$274,721
Private loans	Completed	$1,435,000
Construction Financing Costs		
First mortgage fees		$24,220
Second mortgage fees	~~1.5%~~ Completed	$7500
Small Change fee	5%	$7,900
RACP compliance administrator	0% - in house	$0
loan documentation and legal fees		$15,000
Appraisal		$3500
Environmental assessments	Completed	$0
Title insurance		$10,590
Mortgage tax	1% of 2nd mortgage	$5,000
Total Uses of Funds		**$6,507,823**

Investor Return

The Company offered promissory notes for all investments made, promising to pay to each investor their investment, plus 8% interest paid as follows:

1. Ongoing cash return of 4% interest to be paid annually. This is a total return of 20% over a 5-year period; plus
2. An additional return of 4% interest annually to be paid in a lump sum (or another 20% total), when the debt is retired in 5 years' time; plus
3. The Initial investment (principal) is returned when the debt is retired as well.

The 4% annual interest payments will be covered by cash flow from ongoing operating activities. The interest obligations, for the $158,000 raised, will total $6,320 per year. Yearend cash/cash equivalents were at $736,328 in 2024 and $50,002 in 2023, both sufficient to cover the added interest obligations.

Accrued interest earned and repayment of outstanding principle will be covered by refinancing the first mortgage (completed) and/or condo sales proceeds.

The first disbursement of interest payments, prorated for 2024, were completed in January 2025, totaling $4,293.

See Exhibit F - Promissory Note and Exhibit G - Note Indenture for further detail.

Perks

Along with the interest earned, per the promissory note, the investors are able to take advantage of the below perks:

1. $1,000 + Pajama Factory merch + an Invitation to a private rooftop party.
2. $2,500 + stay a night in one of our AirBNB lofts + all the perks above.
3. $5,000 + a free workshop in the woodshop, clay studio, darkroom, or Bicycle recycle shop + all the perks above.
4. $10,000 + stay two nights in one of our AirBNB lofts + take a 10% discount on the purchase price of a condominium unit + all the perks above.
5. $25,000 + take an additional 5% discount on the purchase price of a condominium unit + all the perks above.

§227.201(e) – Number of Employees

Company Instructions
This question asks only for the number of your employees, not their names.

- This information should be based on current employees, not those you intend to hire with the proceeds of the offering.
- Include both full-time and part-time employees.
- Include only people who are W-2 employees for tax purposes. Don't include people who are 1099 independent contractors.

The Company currently has 10 full and part-time employees.

§227.201(f) – Risks of Investing

Required Statement

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Risks of This Investment

See the attached Exhibit D: Risks of Investing for a more expansive list of potential risks associated with an investment in this Company.

§227.201(m) – Terms of Securities

The Company offered "securities" in the form of promissory notes, which we refer to as "Notes." Many of the terms of the Notes are set forth in a separate document called the Note Indenture. Copies of the form of Note the Company will issue, and the Note Indenture, are attached as Exhibit F: Promissory Note and Exhibit G: Note Indenture.

Security

Your Note is not secured by any assets of the Company, the way a home mortgage is secured by the home. That means that in a default you will not be able to foreclose on any property. Instead, you will be a general unsecured creditor of the Company.

Your Right to Payments under the Note

Each investor was offered a promissory note by the Company, promising to pay to the Investors the original investment made, plus interest of 8% annually, over a five-year term.

A 4% return will be paid on a yearly basis and 4% (simple interest) along with repayment of the initial investment made, will be deferred until the time that the debt is retired in 5 years' time. The first disbursement of interest payments, prorated for 2024, were completed in January 2025, totaling $4,293.

See Exhibit G: Note Indenture and Exhibit F: Promissory Note for further details on the terms of each note.

Obligation to Contribute Capital

You have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Voting Rights

Although you are an owner of the Company, you will generally not have the right to vote or otherwise participate in the management of the Company. Instead, the Manager will control all aspects of the Company's business. For all practical purposes you will be a passive Investor.

No Right to Transfer

The Notes will be illiquid (meaning you might not be able to sell them) for four reasons:

- The Note Indenture prohibits the sale or other transfer of Notes without the Manager's consent.
- If you want to sell your Note the Manager will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publiclytraded stock.
- For a period of one year, you won't be allowed to transfer your Notes except (i) to the Company itself, (ii) to an "accredited" Investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

As a result, you should plan to hold your Note until maturity.

Modification of Terms of Notes

The terms of the Notes may not be modified or amended. However, the terms of the Note Indenture may be modified or amended with the consent of Investors holding 25% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

The Company currently has no other classes of securities.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The Person Who Controls the Company

Mark and Suzanne Winkelman own 100% of the Company and therefore control the Company.

How the Manager's Exercise of Rights Could Affect You

- The Manager has full control over the Company and the actions of the Manager could affect you in a number of different ways, including these:

- The Manager decides whether and when to sell the project, which affects when (if ever) you will get your money back. If the Manager sells the project "too soon," you could miss out on the opportunity for greater appreciation. If the Manager sells the project "too late," you could miss out on a favorable market.

- The Manager decides when to make distributions, and how much. You might want the Manager to distribute more money, but the Manager might decide to keep the money in reserve, or invest it into the project.

- The Manager could do a bad job running the project.

- The Manager could decide to hire himself or his relatives to perform services for the Company, and establish rates of compensation higher than fair market value.

- The Manager could decide to refinance the project. A refinancing could raise money to distribute, but it could also add risk to the project.

- The Manager decides on the terms of any lease, which affects the profitability of the project.

- The Manager decides how much of its own time to invest in the project.

- The Manager could decide to raise more money from other investors, and could decide to give those investors a better deal.

How the Securities are Being Valued

Currently, the Notes are being valued at their face amount, e.g., a $1,000 Note is being valued at $1,000.

The Managers don't expect there to be any reason to place a different value on the Notes in the future. If we had to place a value on the Notes, it would be based on our ability to repay the Notes in accordance with their terms.

§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest rate	Maturity Date	Other Important Terms
Susquehanna Community Bank (1st Mortgage)	$2,917,584	6.5%	04/01/2033	Prior debt to Truist bank, City of Williamsport and Friends/Family were repaid 3/31/2023 and consolidated into this loan from Susquehanna Community Bank. Payments began 05/2023 and increase to 7.25% in May 2028
Susquehanna Community Bank (Line of Credit)	$278,897	7.5%	Open	

Bob Brennan	$200,000	8%	05/2029	

Explanation for Investors

The indebtedness listed in that table is our “material” indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole. In addition to the indebtedness listed in the table, we also have miscellaneous “trade debt,” meaning debt to trade creditors like landlords, lawyers, and accountants, of about $0 in total.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Company Instructions

If you’ve raised money from third parties, then you’ve conducted an offering of securities. This question asks for all such offerings within the last three years.

- Don’t include money invested by the principals of the Company
- Don’t include money you’ve borrowed from banks or other financial institutions
- Don’t include credit card debt
- Third parties includes friends and family members
- Do include money you borrowed (not from banks or other financial institutions)
- Do not include this Regulation Crowdfunding offering

Date Offering Began	Offering Exemption	Type of Securities	Amount Sold	How the Money was Used
01/05/2024	Reg CF	Notes	$158,000	Phase III Development

§227.201(r) – Transactions Between the Company and “Insiders”

Company Instructions

The term “transaction” means any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

- Include only transactions that occurred since the beginning of your last fiscal year (the one before the current fiscal year) and transactions that are currently planned.
- Include only transactions that involved an amount of money (or other value) greater than 5% of the total amount you’ve raised in Regulation Crowdfunding during the last 12 months, plus the Target Offering Amount for the current Offering. For example, if you haven’t raised money using Regulation Crowdfunding before, and your current Target Offering Amount is $600,000, include only transactions that involved more than $30,000 each.
- Include only transactions between the Company and:
  - Anyone listed in your answer to question 227.201(b); or
  - Anyone listed in your answer to question 227.201(c); or
  - If the Company was organized within the last three years, any promotor you’ve used; or
  - Any family member of any of those people, meaning a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent (meaning someone you live with and can’t stand), sibling,

mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships; or

o   Any corporation or other entity in which any of those people owns an interest.

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction
None				

§227.201(s) – The Company's Financial Condition Liquidity

Pajama Factory, LLC and PJ Holding, LLC, both Pennsylvania limited liability companies, (the "Companies") own and operate residential and commercial rental properties in Williamsport, Pennsylvania.   The properties consist of eight historic buildings in an industrial complex known as the Pajama Factory, which is located at 1307 Park Avenue in the City of Williamsport, a small town in north central Pennsylvania.[18] [19]

PJ Holding, LLC, holds the title for the property and leases it to the Pajama Factory, LLC, the management company. Pajama Factory, LLC collects tenant rental income and pays operating expenses. Pajama Factory, LLC pays intercompany rent to PJ Holding, LLC, the proceeds of which are used to pay the mortgage and any other loans secured by the property. More details can be found within Exhibit H: LLC Operating Agreement.

Revenue primarily consists of fixed rental income from tenants. The companies have approximately 150 operating leases with individuals and commercial tenants. Tenants primarily sign one year lease agreements, which are renewable annually. On December 31 2023 and 2024, substantially all of the Companies' real estate assets were subject to operating leases.

Through collaborative funding, including the proceeds from this offering, two parking lots have been paved, as well as the installation of a centralized fire alarm system. Phase III of the Project will continue, to include the rooftop Biergarten, a couple of model residential lofts, upgrades to the Community Room stage and event space, new company offices, a shared conference room, gallery and Factory store, and entry lobby — all designed to help showcase the Pajama Factory and its occupants (the "Project").

Capital Resources

We own and operate the eight historic buildings in an industrial complex known as the Pajama Factory, which is located at 1307 Park Avenue in the City of Williamsport.

On December 31, 2024, the Company had total assets of $3,911,743 with $736,328 in cash and $4,526.90 in accounts receivable.

---

[18] www.pajamafactory.net

[19] https://goo.gl/maps/jWtE2H2oBbEsRsZR7

Historical Results of Operations

The 300,000 square feet complex is being restored and repurposed into a mixed use development that includes individual spaces for artist's studio as well as retail, light manufacturing, living, and community facility spaces.

The size of the project has necessitated a phased approach to the development. And now, after 17 years of incremental workspace build outs, leasing and community building, the Pajama Factory has become a treasured institution in the City of Williamsport. With 100% of the approximately 150 subdivided spaces occupied with rent paying tenants and with a growing waiting list for those spaces as they become available, the project's business plan is proving successful.

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in the Form C.

§227.201(t) – The Company's Financial Statements

Our updated financial statements are attached as Exhibit I: Financial Statements

§227.201(x) – Our Compliance with Reporting Obligations Explanation for Investors

Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(y) – Other Important Information Prospective Investors Should Know About

There is nothing else to share.

EXHIBIT A: SOURCES AND USES

Sources of Funds	Description	Amount
Susquehanna Community Bank financing 1st mortgage and line of credit (secured)	$6.2M as-is value 1st mortgage @ 50% LTV.	$3,750,000
Lycoming Economic development Foundation	2nd mortgage	$500,000
DCED RACP Grant	Secured	$2,000,000
Small Change Investors		$158,000
Private Investor		$200,000
Total Sources of Funds		**$6,608,000**
Uses of Funds		
Construction Costs		
Construction permits	0.5% of construction costs	$14,197
Construction		$3,079,184
Construction contingency	15% of construction costs	$461,878
General conditions	5% of construction costs	$177,053
Construction management fee	0% - In house	$0
Predevelopment Costs		
Architecture + Engineering	0% - In house	$0
A + E contingency	0% - In house	$0
Current Debt Refinancing		
BB&T first mortgage	Completed	$902,080
Wells Fargo line of credit	Completed	$90,000
City of Williamsport 2nd mortgage	Completed	$274,721
Private loans	Completed	$1,435,000
Construction Financing Costs		
First mortgage fees		$24,220
Second mortgage fees	~~1.5%~~ Completed	$7500

Small Change fee	5%	$7,900
RACP compliance administrator	0% - in house	$0
loan documentation and legal fees		$15,000
Appraisal		$3500
Environmental assessments	Completed	$0
Title insurance		$10,590
Mortgage tax	1% of 2nd mortgage	$5,000
Total Uses of Funds		**$6,507,823**

EXHIBIT B: PHASE III CONSTRUCTION BUDGET

Work Description	QUANTITY	/UNIT	COST/UNIT	TOTAL COST	RACP GRANT WORK	SMALL CHANGE WORK
BUILD OUT NEW SPACE FOR RENT				$981,700	$161,500	$820,200
Retail — ground floor bld 7						
demolition	1	lump sum	$10,000	$10,000		$10,000
demising walls/carpentry	1	lump sum	$60,000	$60,000		$60,000
decommission bld. 7 abandoned elevator	1	lump sum	$20,000	$20,000	$20,000	
restore elevator stop, bld 7	1	lump sum	$14,000	$14,000	$14,000	
exterior door repair	2	pairs of doors	$2,000	$4,000		$4,000
new exterior door work at new entry	2	pairs of doors	$20,000	$40,000		$40,000
Bld 7 roof scape — for beer garden						
fire /parapet wall repair bld 7	1,500	sq. ft.	$25	$37,500	$37,500	
stair extension exterior wall	900		$50	$45,000	$45,000	
boom lift	1	lump sum		$45,000	$45,000	
commercial roof deck building 7	2810	sq ft	$35	$98,350		$98,350
green roof, bld. 7	6,980	sq ft	$25	$174,500		$174,500
ballasted railing system for building 7	570	LF	$175	$99,750		$99,750
rooftop toilet room/bar/waitress station/stair	992	sq ft	$175	$173,600		$173,600
rooftop elevator lobby/stair/stair bulkhead	480	sq. ft.	$125	$60,000		$60,000
Preparation for condo sales						
model apartment — 5th floor				$100,000		$100,000
IMPROVE TENANT SERVICES AND INFRASTRUCTURE				$357,000	$117,000	$240,000
Misc.						
9-1 communal space (entry, PJ offices, gallery, etc.)	6,000	sq. ft.	$20	$120,000		$120,000
existing commmunity room toilet rooms - whole redo	2	rooms	$15,000	$30,000		$30,000
existing toilet rooms - whole redo 2nd floor bld. 10	2	rooms	$15,000	$30,000		$30,000
existing toilet rooms - whole redo 2nd floor bld. 9	2	rooms	$15,000	$30,000		$30,000
existing Toilet rooms - whole redo 4th floor bld. 7	2	rooms	$15,000	$30,000		$30,000
heating and AC system for office and gallery	3,000	sq ft	$15	$45,000	$45,000	
heating and AC system for community room	6,000	sq ft	$12	$72,000	$72,000	
ADDRESS CRITICAL DEFERRED MAINTENANCE AND SAFETY ISSUES				$1,740,484	$1,664,784	$137,700
Masonry work						
miscellaneous brick pointing	2,500	sq ft	$10	$25,000		$25,000
Plumbing						
water service repairs				$35,000	$35,000	
Roofs						
buildings 7 and 9 roofs	24,268	sq ft	$18	$436,824	$436,824	
building 10 roof	15,000	Sq ft	$18	$270,000	$270,000	
skylights	7	each	$13,500	$94,500	$94,500	
building 3 roof	11,783	sq ft	$20	$235,660	$235,660	
building 1 roof	3,390	sq ft	$20	$67,800	$67,800	
Fire safety						
Sprinkler work — bridges and conversion to wet				$60,000	$60,000	
sprinkler alarm systems	4	each	$300	$1,200		$1,200
Misc.						
light the 5th floor				$1,500		$1,500
entry pavilion/sign	1	lump sum	$25,000	$25,000		$25,000
exterior bld. Lighting	1	lump sum	$25,000	$25,000		$25,000
exterior signage	1	lump sum	$10,000	$10,000		$10,000
parking lot work — Cemetary Street	40,000	sq ft	$5.50	$220,000	$297,000	
lighting — smoke stack and parking		lump sum		$48,000	$33,000	
landscaping		Lump sum		$50,000		$50,000
parking lot work — Park and Rose Streets	30,000	sq ft	$4.50	$135,000	$135,000	
TOTAL		**Phase III**		**$3,079,184**	**$1,943,284**	**$1,197,900**

EXHIBIT D: RISKS OF INVESTING

THE PURCHASE OF SECURITIES FROM THE COMPANY IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU WILL LOSE SOME OR ALL OF YOUR MONEY. THIS INVESTMENT IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

Risks Associated with the Real Estate Industry.

Speculative Nature of Real Estate Investing. Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-2008. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other acts of God, some of which may not be insurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises. You should invest in real estate in general, and in the Company in particular, only if you can afford to lose your investment and are willing to live with the ups and downs of the real estate industry.

Environmental Risks. The Company has undertaken what it believes to be adequate testing of the property and is not aware of any environmental contamination. However, the nature of these tests is such that contamination cannot be entirely ruled out. Under Federal and State laws, a current or previous owner or operator of real estate may be required to remediate any hazardous conditions without regard to whether the owner knew about or caused the contamination. Similarly, the owner of real estate may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination. The cost of investigating and remediating environmental contamination can be substantial, even catastrophic.

ADA Compliance. The Americans with Disabilities Act of 1990 (the "ADA") requires all public buildings to meet certain standards for accessibility by disabled persons. Complying with the ADA can add significant time and costs to a project.

Regulation and Zoning. Like all real estate projects, this project is subject to extensive building and zoning ordinances and codes, which can change at any time. Complying with all of these rules could add significant time and costs to the project.

Casualty Losses. A fire, hurricane, mold infestation, or other casualty could materially and adversely affect the project.

Illiquidity of Real Estate. Real estate is not "liquid," meaning it's hard to sell. Thus, the Company might not be able to sell the project as quickly as it would like or on the terms that it would like.

Property Values Could Decrease. The value of the Company's real estate could decline, perhaps significantly. Factors that could cause the value of real estate to decline include, but are not limited to:

- Changes in interest rates

- Competition from other property

- Changes in national or local economic conditions

- Changes in zoning

- Environmental contamination or liabilities

- Changes in local market conditions

- Fires, floods, and other casualties

- Uninsured losses

- Undisclosed defects in property

- Incomplete or inaccurate due diligence

Inability to Attract and/or Retain Tenants. The Company will face significant challenges attracting and retaining qualified tenants. These challenges could include:

- Competition from other landlords

- Changes in economic conditions could reduce demand

- Existing tenants might not renew their leases

- The Company might have to make substantial improvements to the property, and/or reduce rent, to remain competitive

- Portions of the property could remain vacant for extended periods

- A tenant could default on its obligations, or go bankrupt, causing an interruption in rental income

Risks Associated with Development and Construction. The Company is or will be engaged in development and construction. Development and construction can be time-consuming and are fraught with risk, including the risk that projects will be delayed or cost more than budgeted.

Liability for Personal Injury. The Company might be sued for injuries that occur in or outside the project, *e.g.*, "slip and fall" injuries.

Risks Common to Companies on the Platform Generally

Reliance on Management. Under our Operating Agreement, Investors will not have the right to participate in the management of the Company. Instead, Mark Winkelman will manage all aspects of the Company and its business. Furthermore, if Mr. Winkelman or other key personnel of the issuer were to leave the

Company or become unable to work, the Company (and your investment) could suffer substantially. Thus, you should not invest unless you are comfortable relying on the Company's management team. You will never have the right to oust management, no matter what you think of them.

Inability to Sell Your Investment. The law prohibits you from selling your securities (except in certain very limited circumstances) for one year after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term (in the case of debt securities) or indefinitely (in the case of equity securities).

We Might Need More Capital. We might need to raise more capital in the future to fund new product development, expand its operations, buy property and equipment, hire new team members, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an Investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in economic conditions could hurt Our businesses. Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, decreases in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors, hurt businesses generally and could hurt our business as well. These events are generally unpredictable.

No Registration Under Securities Laws. Our securities will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the securities will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information. Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide Investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information. We will be required to provide some information to Investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting Company; and we are allowed to stop providing annual information in certain circumstances.

Breaches of Security. It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventative measures.

Uninsured Losses. We might not buy enough insurance to guard against all the risks of our business, whether because it doesn't know enough about insurance, because we can't afford adequate insurance, or some combination of the two. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, the Company could incur an uninsured loss that could damage our business.

Unreliable Financial Projections. We might provide financial projections reflecting what we believe are reasonable assumptions concerning the Company and its future. However, the nature of business is that financial projections are rarely accurate. The actual results of investing in the Company will likely be different than the projected results, for better or worse.

Limits on Liability of Company Management. Our Operating Agreement limits the liability of management, making it difficult or impossible for Investors to sue managers successfully if they make mistakes or conduct themselves improperly. You should assume that you will never be able to sue the management of the Company, even if they make decisions you believe are stupid or incompetent.

Changes in Laws. Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could adversely affect the Company.

Conflicts of Interest. In many ways your interests and ours will coincide: you and we want the Company to be as successful as possible. However, our interests might be in conflict in other important areas, including these:

● You might want the Company to distribute money, while the Company might prefer to reinvest it back into the business.

● You might wish the Company would be sold so you can realize a profit from your investment, while management might want to continue operating the business.

● You would like to keep the compensation of managers low, while managers want to make as much as they can.

● You would like management to devote all their time to this business, while they might own and manage other businesses as well.

Your Interests Aren't Represented by Our Lawyers. We have lawyers who represent us. These lawyers have drafted our Operating Agreement and Investment Agreement, for example. None of these lawyers represents you personally. If you want your interests to be represented, you will have to hire your own lawyer, at your own cost.

Risks Associated with Debt Securities

You Have no Upside: You are investing in a "debt" security, meaning you will be a creditor of the Company, not an owner. As a creditor, the most you can hope to receive is your money back plus interest. You cannot receive more than that even if the Company turns into the next Facebook.

You Do Have A Downside: Conversely, if the Company loses enough value, you could lose some or all of your money.

Subordination to Rights of Other Lenders: Even though you will be a creditor of the Company, you will have a lower priority than some other lenders, like banks or leasing companies. In the event of bankruptcy, they would have the right to be paid first, up to the value of the assets in which they have security interests, while you would only be paid from the excess, if any.

Lack of Security: Even though you will be a creditor of the Company, your debt will not be secured.

Issuers Typically Will Not have Third Party Credit Ratings: Credit rating agencies, notably Moody's and Standard & Poor's, assign credit ratings to debt issuers. These ratings are intended to help Investors gauge the ability of the issuer to repay the loan. Our Company has not been rated by either Moody's or Standard & Poor's, leaving Investors with no objective measure by which to judge the Company's creditworthiness.

Interest Rate Might Not Adequately Compensate You For Risk Level: Theoretically, the interest rate paid by a Company should compensate the creditor for the level of risk the creditor is assuming. That's why consumers generally pay one interest rate, large corporations pay a lower interest rate, and the Federal government (which can print money if necessary) pays the lowest rate of all. However, there is no guaranty that the interest rate we are paying you adequately compensates you for the risk.

EXHIBIT F: NON-NEGOTIABLE PROMISSORY NOTE

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER ANY STATE SECURITIES LAWS. THIS NOTE IS SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED, SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THIS NOTE UNDER THE ACT OR APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

THIS NOTE IS OFFERED AND ISSUED PURSUANT TO A FORM C FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON _____, 2024 AND AN INVESTMENT AGREEMENT BETWEEN THE COMPANY AND THE PURCHASER.

Name of Purchaser			*Principal Amount*	$_____

FOR VALUE RECEIVED, Pajama Factory LLC (the "Company"), hereby promises to pay to the Purchaser the Principal Amount indicated above, plus interest and other amounts described in the Company "Note Indenture" dated _____, 2024, the terms of which are hereby incorporated into this Non-Negotiable Promissory Note as if they were set forth in their entirety.

IN WITNESS WHEREOF, the Company has caused this instrument to be signed by its duly authorized officer.

PAJAMA FACTORY LLC

By: _____

Mark Winkelman, Manager

EXHIBIT G: NOTE INDENTURE

This Note Indenture is entered into by Pajama Factory LLC, a Pennsylvania limited liability company (the "Company") and each person who acquires a promissory note referencing this Note Indenture (a "Purchaser").

Background

The Company offers promissory notes (the "Notes") pursuant to a Form C filed with the Securities and Exchange Commission on _____, 2023 (the "Offering"). This Note Indenture sets forth certain terms applicable to the Notes that are not set forth in the Notes themselves.

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1.   **Application of Note Indenture to Notes**. The Company and each Purchaser hereby agree that the terms of this Note Indenture shall apply to each Note, as if the terms of this Note Indenture were fully set forth in each Note.

2.   **Events of Default**. An "Event of Default" shall be deemed to have occurred for purposes of this Note Indenture if:

2.1. The Company fails to pay to a Purchaser any amount due under the Note held by such Purchaser and such failure continues for thirty (30) days following written notice from such Purchaser; or

2.2. The Company becomes subject to a voluntary or involuntary proceeding of bankruptcy, insolvency, or otherwise subject to receivership and remains so for a period of sixty (60) days; or

2.3. The Company breaches its obligations under section 4 and such breach remains uncured for sixty (60) days following written notice from any Purchaser.

3.   **Consequences of Default**.

3.1. **Notice**. Upon the occurrence of an Event of Default, the Company shall notify all Purchasers, describing the circumstances of such Event of Default (a "Notice of Default"). The Company's Notice of Default shall be accompanied by a list showing, with respect to each Purchaser, the name and email address of such Purchaser as well as the amount outstanding with respect to the Note(s) held by such Purchaser.

3.2. **Appointment of Representative**.

3.2.1.   **Selection**. Upon the occurrence of an Event of Default, a single representative shall be appointed to represent all of the Purchasers as a group (the "Representative"). The Representative, who may but need not be a Purchaser, shall be selected by the affirmative vote of Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note. If the Purchasers have not selected a Representative within sixty (60) days following the Notice of Default, then the Company may select a Representative, who shall (i) not be employed by or affiliated with the Company, and (ii) have relevant experience representing the interests of bondholders or noteholders.

3.2.2. **Authority of Representative**. The Representative shall have the power, on behalf of each Purchaser, to pursue such remedies against the Company as may be available by law and pursuant to this Note Indenture, for the purpose of maximizing the return to the Purchasers as a group, and to settle the claims of each Purchaser on such terms as the Representative may determine in its sole and unlimited discretion, subject to the other provisions of this Note Indenture. The Representative may pursue such remedies notwithstanding that the Representative does not have physical possession of the Notes and without naming the Purchasers as parties.

3.2.3. **Power of Attorney**. Upon the appointment of a Representative, each Purchaser shall be deemed to have granted to the Representative a limited Power of Attorney for the purpose of carrying out such Representative's responsibilities under this Note Indenture. Each Purchaser shall, upon the request of the Representative, execute such additional documents and instruments as may be reasonably necessary to confirm such limited Power of Attorney and otherwise carry out the purposes of this Note Indenture.

3.2.4. **No Separate Claims**. No Purchaser may bring any claim against the Company to enforce the payment obligation evidenced by a Note. All such claims may be brought only by the Representative, acting on behalf of and in the name of each Purchaser.

3.2.5. **Release of Claims by Purchasers**. Each Purchaser hereby releases the Representative for all claims arising from the Representative's performance of its services pursuant to this Note Indenture, except and to the extent that such claims arise from the gross negligence or intentional misconduct of the Representative.

3.2.6. **Fees of Representative**. The fees of the Representative shall be paid by the Company, and no Purchaser shall be obligated to pay such fees directly, understanding that the fees paid to the Representative by the Company could reduce the amount ultimately paid to the Purchasers with respect to the Notes.

3.2.7. **Resignation of Representative**. A Representative may resign at any time by giving notice to the Company and all of the Purchasers at least thirty (30) days before such resignation is to become effective. Upon the resignation of a Representative a replacement shall be selected by the affirmative vote of Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note. If the Purchasers have not selected a replacement Representative within sixty (60) days following the effective date of the resignation, then the Company may select a replacement Representative in accordance with section 3.2.1.

3.2.8. **Termination of Representative**. The services of a Representative may be terminated at any time by the affirmative vote of Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note, but only if they simultaneously appoint a replacement Representative.

3.3. **Remedies**.

3.3.1. **In General**. Upon the occurrence of an Event of Default, the Purchasers shall be entitled to any remedy that may be available by law. However, the Representative shall not, without the affirmative consent of Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note, have the right to accelerate the payment of outstanding principal with respect to the Notes.

3.3.2. **Additional Interest**. Following the occurrence of an Event of Default and continuing while such Event of Default remains in effect, the interest rate payable with respect to each Note shall be increased by twenty percent (20%). For example, if the interest rate on a Note were eight percent (8%) before an Event of Default, it would be nine point six percent (9.6%) following and during the continuance of an Event of Default.

3.3.3. **Expenses**. Following the occurrence of an Event of Default and continuing while such Event of Default remains in effect, the Company shall be responsible for the reasonable fees of the Representative, the reasonable fees of attorneys engaged by the Representative, and all other reasonable costs of the Representative incurred to pursue the remedies set forth above.

3.4. **Application of Payments**.

3.4.1. **In General**. Following any Event of Default with respect to any Note, and continuing while such Event of Default remains in effect, the Company shall apply all payments made by the Company with respect to Notes in the following order of priority:

(a)   First, to pay the expenses described in section 3.3.3;

(b)   Second, to pay interest due as of the date of such payment, in the order of the due dates of such interest, with the interest longest overdue paid first, and, if the amount available is insufficient to pay in full all interest due as of a given date, then to pay a *pro rata* portion of all such interest; and

(c)   Third, to pay principal due as of the date of such payment, in the order of the due dates of such principal, with the principal longest overdue paid first, and, if the amount available is insufficient to pay in full all principal due as of a given date, then to pay a *pro rata* portion of all such principal.

3.4.2. **Payments Deemed Held in Trust**. Any Purchaser who receives a payment while an Event of Default remains in effect in excess of the amount such Purchaser should have received pursuant to section 3.4.1 shall be deemed to be holding such excess in trust for the benefit of other Purchasers and shall return such excess on demand.

3.5. **Forbearance Not a Waiver**. If a Purchaser or the Representative delays in exercising or fails to exercise any of its rights under a Note or this Note Indenture, that delay or failure shall not constitute a waiver of any rights or of any breach or default. No waiver by a Purchaser or the Representative shall be effective unless the waiver is expressly stated in a writing signed by the Purchaser or the Representative, as the case may be.

3.6. **Termination of Default**. An Event of Default shall be deemed to have been terminated upon the earliest to occur of:

3.6.1.   The date the Representative and the Company enter into a settlement of all claims; or

3.6.2.   If the acceleration of the outstanding principal with respect to the Notes has not been authorized by the Purchasers, the date the Company has paid (i) to the Purchasers, all interest and principal due through such date, taking into account section 3.3.2; and (ii) to the Representative, all the expenses described in section 3.3.3; or

3.6.3.   If the acceleration of the outstanding principal with respect to the Notes has been authorized by the Purchasers, the date the Company has paid (i) to the Purchasers all interest and principal due through such date, taking into account section 3.3.2 and (ii) to the Representative, all the expenses described in section 3.3.3; but only if Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note, agree to annul the demand for acceleration.

4.   **Limitation on Distributions**.

4.1. **Certification Required**. Before making any distribution to its equity owners, the Company shall obtain from its Manager a certification that, in the opinion of the Manager, the remaining assets of the Company (*i.e.*, the assets remaining following such distribution) will, more likely than not, be sufficient to make all scheduled payments with respect to the Notes issued and outstanding at the time of such distribution.

4.2. **No Distributions Upon Default**. The Company shall not make any distributions to its equity owners (i) following the occurrence of an Event of Default, (ii) while such Event of Default remains in effect, or (iii) for a period of three (3) months following the termination of such Event of Default.

4.3. **Obligation to Return Distributions**. Before making any distribution to its equity owners, the Company shall obtain from each equity owner a binding written covenant that if an Event of Default occurs within six (6) months following the date of any distribution, such equity owner shall return to the Company the entire amount received by such equity owner during such six (6) month period.

4.4. **Limitation of Liability**. Neither the Company's Manager nor any person acting on behalf of the Company's Manager shall be liable to any person for having made a certification described in section 4.1 unless such person acted out of self-interest and with gross negligence or intentional disregard to the financial condition of the Company. In no event shall any such person be liable if, immediately following the distribution that was the subject of the certification, the aggregate outstanding indebtedness of the Company did not exceed eighty percent (80%) of the aggregate fair market value of all of the Company's assets.

5.   **Payments Required**.

5.1. **Maturity Date**. The entire amount outstanding under each Note, including all outstanding principal, Regular Interest, and Participation Interest (as such terms are defined below), shall be due five (5) years and one (1) month after this Offering closed, on _____ (the "Maturity Date").

5.2. **Regular Interest**. Interest ("Regular Interest") shall be paid on the outstanding principal of each Note at the rate of four percent (4%) per year. Regular Interest shall be paid no later than January 15th of each year for all Regular Interest accrued through December 31st of the preceding year. However, if the Company's Cash Flow (as defined below) is less than the amount of all Regular Interest due, the Company may defer the shortfall until such time as it has sufficient Cash Flow. In that event, the unpaid Regular Interest shall bear interest at four percent (4%) per year until paid.

5.3. **Deferred Interest.** In addition to Regular Interest, Deferred Interest ("Deferred Interest") shall accrue on the outstanding principal of each Note at the rate of four percent (4%) per year, not be compounded, and shall be disbursed by the Maturity Date.

5.4. **Cash Flow**.

5.4.1.   **In General**. For purposes of this section 5, the Company's "Cash Flow" means the excess of the Company's cash receipts over its cash expenses. Cash receipts include, but are not limited to, contributions and loans from members and others (including the proceeds of the Offering and other offerings of securities), rents, interest, the proceeds of loans, and amount released from reserve accounts; while cash expenses include, but are not limited to, debt service, loan repayments, taxes, rent, fees and expenses paid to third parties, and amounts contributed to reserve accounts. Every distribution made to the equity owners of the Company shall be deemed to consist of Cash Flow.

5.4.2.   **Payments to Related Persons**. Payments made by the Company to related parties shall not be taken into account in calculating the Company's Cash Flow. For these purposes, "related parties" means any member, manager, or officer of the Company and any person that would be treated as related to a member, manager, or officer under sections 267(b) or 707(b) of the Internal Revenue Code, substituting the phrase "at least 10%" for the phrase "more than 50%" each place it occurs.

5.5. **Prepayment**. The Company may prepay any Note at any time, in whole or in part, without penalty.

6.   **Payment and Withholding**.

6.1. **Payment**. All payments with respect to the Notes will be made as Automated Clearing House (ACH) deposits into an account designated by each Purchaser. To the extent a Purchaser does not authorize the Company to make such ACH distributions into a designated Purchaser account, payments to such Purchaser will be made by check and mailed to such Purchaser after deduction by the Company from each such check of a Fifty Dollar ($50) processing fee.

6.2. **Withholding**. If any withholding tax is imposed on any payment made by the Company to a Purchaser pursuant to a Note, such tax shall reduce the amount otherwise payable with respect to such payment. Upon request of the Company, the Purchaser shall provide the Company with an Internal Revenue Service Form W-9 or other similar withholding certificate of a state, local or foreign governmental authority such that the Company may make payments under the Note without deduction for, or at a reduced rate of deduction for, any tax.

7. **Transfers**.

7.1. **Limitations on Transfers**. Notes may not be sold or otherwise transferred except with the consent of the Company, which may be withheld in the sole discretion of the Company.

7.2. **Conditions**. In the event a Purchaser proposes to transfer a Note, the Company may, but shall not be required to, impose reasonable conditions including but not limited to: (i) Notes may be transferred only in whole units, *i.e.*, fractions of Notes may not be transferred; (ii) the transferee shall agree in writing to be bound by this Note Indenture; (iii) the transferor shall provide the Company with an opinion of counsel, satisfactory in form and substance to the Company's counsel, stating that the transfer is exempt from registration under the Securities Act of 1933 and other applicable securities laws; and (iv) the transferor and transferee shall together reimburse the Company for any reasonable expenses the Company incurs in connection with the transfer, including attorneys' fees.

7.3. **First Right of Refusal**. In the event a Purchaser (the "Selling Purchaser") desires to sell or otherwise transfer one or more Notes (the "Transfer Notes") to a third party, he shall notify the Company, specifying the Note(s) to be transferred, the purchase price, the form of consideration, and all other material terms, as well as a copy of the binding legal agreement setting forth such terms (the "Sales Notice"). Within thirty (30) days after receipt of the Sales Notice the Company shall notify the Selling Purchaser whether the Company elects to purchase all (but not less than all) of the Transfer Notes. If the Company has not elected to purchase all of the Transfer Notes within the thirty (30) day period described above, the Selling Purchaser may proceed with the sale to the proposed purchaser. If the Company does not elect to purchase the Transfer Notes within the thirty (30) day period described above, and the Selling Purchaser and the purchaser subsequently agree to a reduction of the purchase price, a change in the consideration from cash or readily tradable securities to deferred payment obligations or non tradable securities, or any other material change to the terms set forth in the Sales Notice, such agreement between the Selling Purchaser and the purchaser shall be treated as a new offer and shall again be subject to this section.

7.4. **Exempt Transfers**. The transfer of a Note to or for the benefit of a spouse, child or grandchild, or to a trust for their exclusive benefit, shall be exempt from the provisions of section 8; provided, however, that (i) the transferred Note shall remain subject to this Note Indenture, (ii) the transferee shall, as a condition to such transfer, deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Note Indenture; and (iii) the transferred Note shall not thereafter be transferred further in reliance on this section 8.4.

8. **Replacement of Indenture**.

8.1. **In General**. The Company may at any time propose to replace this Note Indenture in its entirety with a different indenture (the "Replacement Note Indenture"). The Company shall forward to all Purchasers a true copy of the proposed Replacement Indenture (the "Replacement Indenture Notice"). Upon the affirmative consent of Purchasers holding at least twenty five percent (25%) of all outstanding Notes, measured by outstanding principal amount, the Replacement Note Indenture shall be deemed to have been adopted by all of the Purchasers and shall replace and supersede this Note Indenture in its entirety. If such affirmative consent has not been obtained within ninety (90) days following the date of the Replacement Indenture Notice, then the Company shall not again seek the consent of the Purchasers for any replacement indenture for a period of an additional ninety (90) days.

8.2. **Amendment without Consent of Purchasers**. Without the consent of any Purchasers, the Company may amend this Note Indenture to:

8.2.1. Add to the obligations of the Company for the benefit of Purchasers of, or surrender any right or power conferred upon the Company;

8.2.2. Establish the form or terms of Notes;

8.2.3. Cure any ambiguity, defect, or inconsistency;

8.2.4. Amend restrictions on transferability of any Notes in any manner that does not adversely affect the rights of any Purchaser in any material respect;

8.2.5. Add to, change, or eliminate any of the provisions of this Note Indenture as applied to any Notes issued after the date of such change;

8.2.6. Secure the Notes; or

8.2.7. Make any other change that does not adversely affect the rights of any Purchaser.

9. **Related Parties**. In the event that Notes are held by persons related to the Company, such Notes shall be ignored (in both the numerator and denominator) for purposes of any provision of this Note Indenture requiring a vote of the holders of the Notes. A person shall be treated as "related" to the Company for these purposes if such person (i) is an officer, employee, or manager of the Company; (ii) is

an officer, employee, or manager of the Manager of the Company; (iii) owns an equity interest in the Company or in the Manager of the Company; or (iv) bears a relationship to the Company described in section 267(b) or section 707(b) of the Internal Revenue Code, in each case substituting the phrase "at least 10%" for the phrase "more than 50%."

10.   **Miscellaneous**.

10.1.   **Electronic Delivery**. All communications from the Company to Purchasers, including but not limited to all tax forms, shall be via electronic delivery.

10.2.   **Notice**. Any notice or document required or permitted to be given under this Note Indenture may be given by a party or by its legal counsel and shall be deemed to be given on the date transmitted by electronic mail (or by overnight delivery service, if applicable law does not permit notice by electronic mail), to mark@pajamafactory.net, if the recipient is the Company, or the email address used by the Purchaser when purchasing a Note, if the recipient is a Purchaser, or such other address as a party may designated by notice complying with this section.

10.3.   **Not Redeemable.** Notes are not redeemable at the option of a Purchaser.

10.4.   **No Sinking Fund**. Notes are not entitled to any sinking fund.

10.5.   **Governing Law**. This Note Indenture and each Note shall be governed by the internal laws of Pennsylvania without giving effect to the principles of conflicts of laws. Each Purchaser hereby (i) consents to the personal jurisdiction of the Pennsylvania courts or the Federal courts located in Pennsylvania, (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agrees that any such court shall have in personam jurisdiction over such Purchaser, (iv) consents to service of process by notice sent by regular mail to the address used by the Purchaser to register at the Site and/or by any means authorized by Pennsylvania law, and (v) if such Purchaser is not otherwise subject to service of process in Pennsylvania, agrees to appoint and maintain an agent in Pennsylvania to accept service, and to notify the Company of the name and address of such agent.

10.6.   **Waiver of Jury Trial**. Each Purchaser acknowledges and agrees that any controversy that may arise under this Note Indenture or any Note is likely to involve complicated and difficult issues and, therefore, each Purchaser irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action.

IN WITNESS WHEREOF, the parties have executed this Note Indenture as of the date first written above.

PAJAMA FACTORY, LLC

By: _____
        Mark Winkelman, Manager

EXHIBIT H: LLC OPERATING AGREEMENT

PAJAMA FACTORY LLC
REVISED OPERATING AGREEMENT

THIS REVISED OPERATING AGREEMENT ("Operating Agreement"), is made effective the 30th day of October, 2008, by and among Mark M. Winkelman, Suzanne Winkelman and all future members of Pajama Factory LLC (collectively, the "Members" and individually each a "Member") and supersedes the Operating Agreement that Pajama Factory LLC entered into on June 6, 2007.

BACKGROUND

A. Pajama Factory LLC (the "Company") was formed for the purpose of engaging in any lawful business for which a Pennsylvania limited liability company may be organized.

B. The Members own the entire equity interest in the Company as of the date hereof and wish to protect against ownership of an equity interest in the Company by persons who are not willing or able to continue the Company's policies. Accordingly, the Members have agreed to restrict transferability of equity interests, require purchases and sales of their equity interests in certain circumstances, and provide for certain other matters relating to the Company, as is more fully described in this Operating Agreement.

NOW THEREFORE, the Company and the Members, in consideration of the foregoing and of the mutual covenants contained herein, and intending to be legally bound hereby, agree as follows:

ARTICLE 1.

ORGANIZATION

1.1 *Formation.* The Company was formed under the name Artisan Equities LLC, by filing the Certificate of Organization on March 5, 2007 and a Certificate of Amendment changing its name to Artisan Guild LLC on April 16, 2007, and a second Certificate of Amendment changing its name to Pajama Factory LLC on October 24, 2008, with the Pennsylvania Department of State and as more particularly provided for in the Pennsylvania Limited Liability Company Law of 1994, and as further amended from time to time hereafter.

1.2 *Principal Office.* The principal office of the Company is located at 1307 Park Avenue, Williamsport, PA 17701. The Company may have such other offices as the Members may designate or as the business of the Company may from time to time require.

1.3 *Registered Office.* The registered office of the Company, required by the Pennsylvania Limited Liability Company Law of 1994, as amended from time to time, to be maintained in the Commonwealth of Pennsylvania, is 1307 Park Avenue, Williamsport, PA 17701 and the registered agent at such address is Mark M. Winkelman. The registered office and the registered agent may be changed from time to time by action of the Members and by filing the prescribed form with the Pennsylvania Department of State.

1.4 *Purpose and Scope.* The purpose of the Company shall be to engage in any lawful business for which a Pennsylvania Limited Liability Company may be organized, including without limitation, the management and operation of real estate.

1.5 *Term.* The term of the Company commenced on March 5, 2007 and shall continue in full force and effect until terminated or dissolved as provided in this Operating Agreement, or the Pennsylvania Limited Liability Company Law of 1994, and as either may be amended from time to time hereafter.

1.6 *Tax Status of the Company.* It is the intention of the parties hereto that the Company shall be treated as a partnership for federal and (where applicable) state and local income tax purposes; the provisions of this Operating Agreement are to be construed consistently with such intention. The Manager, if any, shall be the "tax matters" Member. Otherwise, Mark M. Winkelman shall be the "tax matters" Member.

ARTICLE 2.

MEETINGS AND VOTING PROCEDURE

2.1 *Meetings.* Meetings of the Members may be called by the Manager, if any, or by a majority of the LLC Interests of the Members (as defined within Section 5.1 of this Operating Agreement), for any purpose or purposes, unless otherwise prescribed by statute, on any date and at such place as the Manager or Members shall determine, for the purpose of electing Officers (as more fully described in Article 8 herein) or for the transaction of any such other business as may come before the meeting.

2.2 *Notice of Meeting.* Written or telephonic notice stating the place, day and hour of any meeting and the purposes for which the meeting is called shall be delivered not less than ten days before the date of the meeting, either personally, or by sending a copy thereof by first class or express mail, postage prepaid, or by electronic mail, courier service (with charges prepaid), or by facsimile transmission, by or at the direction of the Manager, if any, and if none, then by or at the direction of the Secretary or the Member calling for the meeting, to each Member of record. If the notice is sent by mail, or courier service, such notice shall be deemed to be delivered when deposited in the United States mail or with a courier service, addressed to the Member at his or her address as it appears on the books of the Company; or in the case of electronic mail or facsimile transmission, such notice shall be deemed to be delivered when dispatched. When all of the Members of the Company are present at any meeting, or if some, but not all of the Members, are present and those not present sign in writing a waiver of notice of such meeting, or subsequently ratify all the proceedings thereof, the transactions of such meeting are as valid as if a meeting were formally called and notice had been given.

2

2.3 *Quorum.* At any meeting of the Members a majority of the LLC Interests of the Members as reflected on the books of the Company, represented in person or by proxy, shall constitute a quorum at a meeting of the Members. If less than a majority of the LLC Interests is represented at a meeting, a majority of the LLC Interests so represented may adjourn the meeting from time to time and give at least seventy-two (72) hours' notice to the Members not present of the date, time and place of the adjourned meeting. At such reconvened meeting at which a majority of the LLC Interests of the Members shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. The Members present at a duly convened meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough Members to leave less than a quorum.

2.4 *Proxies.* At all meetings of Members, a Member may vote by proxy executed in writing by the Member or by his or her duly authorized attorney-in-fact. Such proxy shall be filed with the Manager, if any, and if none, the Secretary of the Company before or at the time of the meeting. No proxy shall be valid after three months from date of execution, unless otherwise provided in the proxy.

2.5 *Voting by Members.* Any LLC Interests held in the name of a corporation, partnership or company may be voted by such officer, partner, agent or proxy as the bylaws or operating agreement of such entity may determine. If a Member dies or a court of competent jurisdiction adjudges him or her to be incompetent to manage his or her property, the Member's executor, administrator, guardian or personal representative may exercise all of that Member's rights for the purpose of settling his or her estate or administering his or her property.

2.6 *MANNER OF ACTING.*

2.6.1 *Formal Action by Members.* Unless otherwise set forth in this Operating Agreement, the affirmative unanimous vote of LLC Interests held by the Members present at a meeting at which a quorum is present shall be the act of the Members.

2.6.1.1 *Contravention.* The affirmative vote or consent of a majority of LLC Interests held by the Members shall be required to authorize a Manager, Member, or other person to do any act on behalf of the Company that contravenes the Company's Certificate of Organization or a written provision of this Operating Agreement, including, without limitation, any provision that expressly limits the purpose, business or affairs of the Company or the conduct thereof.

2.6.2 *Procedure.* The Manager, if any, and if none, the President of the Company shall preside at meetings of the Members. If the Manager, if any, is a Member, he or she will have all rights and duties of Members at the meeting, including but not limited to the rights to move or second any item of business and to vote. If the Manager, if any, is not a Member, he or she shall have no such rights, but he or she will preside at the meetings. A record shall be maintained of the meetings of the Members. The Members may adopt their own rules of procedure, which shall not be inconsistent with this Operating Agreement.

2.6.3 *Presumption of Assent.* A Member of the Company, who is present at a meeting of the

Members, at which action on any matter is taken, shall be presumed to have assented to the action taken, unless his or her dissent shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent to such action with the person acting as the Secretary of the meeting before the adjournment thereof or shall forward such dissent by certified mail to the Secretary of the meeting immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Member who voted in favor of such action.

2.6.4 *Informal Action of Members.* Unless otherwise set forth in this Operating Agreement or otherwise provided by law, any action required to be taken at a meeting of the Members, or any other action which may be taken at a meeting of the Members, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the Members.

2.7 *Telephonic Meeting.* Members of the Company may participate in any meeting of the Members by means of conference telephone or similar communication if all persons participating in such meeting can hear one another for the entire discussion of the matter(s) to be voted upon. Participating in a meeting pursuant to this Section shall constitute presence in person at such meeting.

2.8 *Changes in Required Vote.* Whenever the Certificate of Organization or this Operating Agreement requires for the taking of any action by the Members a specific number or percentage of votes or consents, the provision of the certificate or agreement setting forth that requirement shall not be amended or repealed by any lesser number or percentage of votes or consents of the Members.

ARTICLE 3.

FISCAL MATTERS

3.1 *Fiscal Year.* The fiscal year of the Company shall begin on the first day of January and end on the last day of December of each year, unless otherwise determined by resolution of the Members.

3.2 *Deposits.* All funds of the Company shall be deposited from time to time to the credit of the Company in such banks, trust companies or other depositories as the Members may select.

3.3 *Checks, Drafts, Etc.* All checks, drafts or other orders for the payment of money, and all notes or other evidences of indebtedness issued in the name of the Company shall be signed by Mark M. Winkelman (or his successor) or Suzanne Winkelman (or her successor), or by such Manager or Member as the Members may specify.

3.4 *Loans.* No loans shall be contracted on behalf of the Company and no evidences of indebtedness shall be issued in its name unless authorized by a vote of the majority of LLC Interests held by all Members. Such authority may be general or confined to specific instances.

3.5 *Defaults on Loans.* In the event that the Company should default on any loan entered into with any lender other than a Member of the Company, the Members shall provide notice to all

Members to cure such default within a reasonably specified period. In the event that such default is not cured within such reasonably specified period, the Members shall have the right to: liquidate or sell any or all of the assets of the Company (including, but not limited to any real property for which said loan or mortgage was made), pay off any additional debts of the Company, and distribute the proceeds to the Members in accordance with their LLC Interests.

3.6 *Contracts and Leases.* The Members may authorize any Member or agent of the Company to enter into any contract or lease or to execute any instrument in the name of and on behalf of the Company, and such authority may be general or confined to specific instances.

3.7 *1307 Park Avenue Lease.* The Members agree that the Company will remain a party to a lease agreement with P.J. Holding LLC with respect to 1307 Park Avenue, Williamsport, PA, the premises of which the Company shall then sublease to tenants. Any late payments made thereunder, shall be subject to interest at Libor rates. In connection with such subleases agreements with the tenants (which may or may not be referred to as leases, rather than subleases), the Company shall never lease any portion of such premises for less than the proportional amount of taxes, mortgage payment, other real estate expenses, and capital improvements for which the Company and/or P.J. Holding LLC may be responsible, which is attributable to such portion of the premises, without the prior consent of a majority of the LLC Interests.

3.8 *Accountant.* A certified public accountant may be selected from time to time by the Members to perform such tax and accounting services as may, from time to time, be required. The certified public accountant may be removed by the Members without assigning any cause. The Company will pay or reimburse Members for the certified public accountant to prepare the Members' federal, state and local tax returns associated with their LLC Interests.

3.9 *Legal Counsel.* One or more attorney(s) at law may be selected from time to time by the Members to review the legal affairs of the Company and to perform such other services as may be required and to report to the Members with respect thereto. The legal counsel may be removed by the Members without assigning any cause.

ARTICLE 4.

CAPITAL MATTERS, DETERMINATION OF PROFIT
AND LIQUIDATION PERCENTAGES

4.1 *Capital Contributions.* Set forth in <u>Schedule "A"</u> opposite the name and address of each Member is, among other things, his or her (a) capital contribution ("Capital Contribution"); and (b) percentage share in the profits of the Company ("Profit Percentage"). The Capital Contributions have been heretofore made or shall be made within ten (10) business days after the date hereof. The Company will pay down Capital Contributions to Members on a pro rata basis, in their entirety, before any distributions of profit are made. Any repayment of Capital Contributions or distributions of profit must be done in equal proportions with each Member's LLC Interests. A Member shall not be required to lend any funds to the Company or to make any further Capital Contribution to the Company after his or her initial Capital Contribution is paid. A Member shall not have any obligation to the Company or to any other Member to restore any negative balance in his or her capital account. No Member may withdraw capital or receive any distributions except as specifically provided herein. No interest shall be paid by the Company on any Capital Contributions to the Company.

4.2 *Capital Accounts.* A capital account (a "Capital Account") shall be established for each Member in the amount of such Member's Capital Contribution. A Member's Capital Account shall be maintained in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv), and shall be increased by:

(a) the amount of any subsequent capital contribution made by such Member;

(b) the amount of income or gain allocated to such Member pursuant to this Operating Agreement; and shall be decreased by;

(c) the amount of loss or deduction or non-deductible expenditure allocated to such Member pursuant to this Operating Agreement; and

(d) the amount of any distribution to such Member.

4.3 *Limit of Liability.* Except as otherwise provided by law, the liability of each Member shall be limited to the aggregate amount of the Capital Contributions which such Member has made or is otherwise legally obligated to make in accordance with the provisions of this Operating Agreement. The Members shall have no further personal liability to contribute money to, or in respect of, the debts, liabilities, contracts or any other obligations of the Company, nor shall the Members be personally liable for any obligations of the Company.

4.4 *Adjustments to Capitalization Schedule.* At any time that there is an event that would cause the information set forth on Schedule "A" to become no longer current (such as, but not necessarily limited to (a) the making of additional Capital Contributions by any Member, (b) the admission of new Members, (c) the Transfer of any LLC Interests, or (d) the issuance of additional LLC Interests to any existing Member), Schedule "A" shall be deemed to be appropriately modified and adjusted to take into account the event which makes such modification and adjustment necessary. Within a reasonable time after each such event, the Manager, in any, and if none, the Secretary shall cause an updated Schedule "A" to be prepared, which updated Schedule "A" shall be available for review by the Members at the principal office of the Company. No adjustment to LLC Interests in Schedule "A" can be made without the unanimous vote of the LLC Interests of the Members.

4.5 *Payment Reimbursement.* Any payment made by a Member on behalf of the Company, which is pre-authorized by the Members, shall be reimbursed to such Member within fifteen (15) business days of Company's receipt of documentation evidencing such payment.

ARTICLE 5.

COMPANY
INTERESTS AND THEIR TRANSFER

5.1 *Company Interests.* Company Interests (the "LLC Interests") are the personal property of each Member representing an equity interest in the Company and may be evidenced by a Certificate of Limited Liability Company Interest ("LLC Interest Certificate") issued by the Company.

5.1.1 *Admission of New Members.* New Members shall be admitted only with the unanimous written consent of all Members, and the payment of a Capital Contribution, if any, as is determined by the Members.

5.2 *Right Of First Refusal.* Prior to any proposed transfer of all or any part of a LLC Interests to a non-Member individual or entity, other than to a permitted transferee pursuant to Section 5.3 below ("Third Party Offer"), the proposed transferor of such LLC Interests ("Transferor") must first offer the transfer of such LLC Interests to the Company and the other Members. The Third Party Offer must not be subject to unstated conditions or contingencies or be part of a larger transaction such that the price for the LLC Interests stated in such Third Party Offer does not accurately reflect the Fair Market Value (reduced by the amount of associated liabilities) of such LLC Interests. The Third Party Offer must contain a description of all of the consideration, material terms and conditions of the proposed transfer. The Transferor will give notice of the Third Party Offer to the Company and all the Members, together with a written offer to sell the LLC Interests (which is the subject of the Third Party Offer) to the Company and the other Members on the same price and terms as the Third Party Offer as provided herein. The Company may accept such offer by the Transferor, in whole but not in part, by giving notice to the Transferor within 30 days after notice of such offer. Unless otherwise agreed, the closing of such sale will be held at the Company's principal office on a date to be specified by the Company which is not later than 60 days after the date of the Company's notice of acceptance. At the closing, the Company will deliver the consideration in accordance with the terms of the Third Party Offer, and the Transferor will by appropriate documents assign to the Company the LLC Interests to be sold, free and clear of all liens, claims and encumbrances.

If the Company has not accepted the Third Party Offer and closed the purchase in accordance herewith, the other Members shall have the right, on a pro rata basis in accordance with the ratio of their LLC Interests, to purchase, in whole but not in part, the LLC Interests of the Transferor in accordance with the terms of the Third Party Offer by written notice to the Transferor within 30 days after the expiration of the thirty-day period for the Company's acceptance. If all of the other Members reject the offer or if the offer is not closed in accordance herewith, the Transferor will be free for a period of 60 days after the last day for such acceptance to sell all, but not less than all, of such LLC Interests so offered, but only to the Third Party for a price and on terms no more favorable to the Third Party than the Third Party Offer. If such LLC Interests are not so sold within such 60-day period (or within any extensions of such period agreed to in writing by the Company), all rights to sell such LLC Interests pursuant to such Third Party Offer (without making another offer to the Company pursuant to this Section) will terminate and the provisions of this Section will continue to apply to any proposed future Transfer (as defined below).

5.3 *Restrictions on Transfers of LLC Interests.* No Member shall, in any manner sell, transfer, donate, assign, or otherwise dispose of (each such transaction being referred to herein as a "Transfer") any LLC Interests which he or she now owns or hereafter acquires, except as expressly set forth below:

(a) A Member may Transfer all or any portion of his or her LLC Interests to another Member at any time without the approval of the remaining Members;

(b) A Member may, at any time (including at death, resignation, retirement, bankruptcy, or dissolution), and from time to time, Transfer his or her LLC Interests to his or her spouse, sibling, and/or child(ren), or to a family trust, or to a family limited partnership, or limited liability partnership, or limited liability company, under the control of such Member and/or his or her spouse, sibling and/or child(ren) and/or any entity controlled by such Member, without the approval of the remaining Members;

(c) A Member may Transfer his or her LLC Interests to anyone other than as provided in subsection (a) and (b) above, only with the unanimous written consent of all Members;

(d) Any Member may Transfer his or her LLC Interests in whole or in part, subject to the restrictions set forth above. However, any person or entity to whom any LLC Interests is transferred shall have the right to vote on matters coming before the members and the right to receive profits and distributions made in respect of such LLC Interests but shall not have any right to actively participate in the management of the business or affairs of the Company without the unanimous written consent of the Members, which may be withheld in their sole discretion;

(e) In the event of a proposed Transfer (because of death, resignation, retirement, bankruptcy, dissolution, or otherwise (a "triggering event")) of any LLC Interests by a Member for which the unanimous written consent of Members was required by this Section but was not obtained, such Member's LLC Interests may be transferred only as hereinafter provided.

The Company shall have the right to purchase such Member's LLC Interests if the business of the Company is continued in accordance herewith, within forty-five (45) days of such triggering event, at the value determined in accordance with Section 5.4.

If the Company elects not to purchase such LLC Interests, the remaining Members shall have the right to purchase such deceased or withdrawing a Member's LLC Interests, if the business of the Company is continued in accordance with the provisions hereof within thirty (30) days of the Company's decision not to purchase, at the value determined in accordance with Section 5.4. Such purchase shall be made on a pro rata basis calculated based upon the percent of LLC Interests held by each Member unless otherwise agreed by the Members prior thereto.

If neither the Company nor the remaining Members elect to purchase such LLC Interests as set forth above, the Company will be dissolved in accordance with Article 10 of this Operating Agreement. Closing on such purchase shall occur within six (6) months from the date of the triggering event.

5.4 *Valuation of LLC Interests.* The value of LLC Interests and the price to be paid therefore, upon the occurrence of a triggering event for which valuation under Section 5.3(e) is required, shall be as follows, and recorded with the records of the Company:

The Members may agree on the value within thirty (30) days after the occurrence of such event. If the value is not agreed upon by the Members within thirty (30) days, the value shall be determined by two independent appraisers, one to be selected by the selling Member or his or her estate or personal representative and one to be selected by the Company; each appraiser shall have performed at least two (2) business appraisals within the last two (2) years. Each appraiser shall be disinterested, objective, and without any business dealings with any of the Members prior to their appointment. The appraised value shall be the average of the valuations determined by such appraisers; however, if the difference between the valuations is more than fifty percent (50%) of the lower valuation, then the appraised value shall be equal to the average of such valuations plus ten percent (10%) of such average. If a party fails to select an appraiser within thirty (30) days from the date of receipt of notice from the other party of the appointment of his her or its appraiser, or if an appraiser fails to submit his or her valuation to all Members and the Company within sixty (60) days from the date of his or her appointment, then the appraised value shall be the valuation of the other Member's appraiser.

ARTICLE 6.

BOOKS AND RECORDS

6.1 *Books and Records.* The books and records of the Company shall be kept at the principal office of the Company or at such other places as the Members shall from time to time determine.

6.2 *Right of Inspection.* Any Member of the Company shall have the right to examine at any reasonable time or times for any purpose, the books and records of account, minutes and records of Members and to make copies thereof. Such inspection may be made by any agent or attorney of the Member. Upon the written request of any Member of the Company, the Company shall mail to such Member its most recent financial statements, showing in reasonable detail its assets and liabilities and the results of its operations.

6.3 *Financial Records.* All financial records shall be maintained and reported based on generally accepted accounting principles.

ARTICLE 7.

DISTRIBUTION OF PROFITS; TAX ALLOCATIONS

7.1 *Distributions.* The Members, by the affirmative vote of a majority of LLC Interests held by them, may from time to time declare, and the Company may distribute, accumulated profits agreed not necessary for the cash needs of the Company's business. Such distributions shall be made to the Members pro rata to their respective Profit Percentage. Distributions will be made only after all lease payments and associated operating costs of the Company have been paid.

7.2 *Allocation of Tax Items.* Net profit and loss of the Company, and each item of income, gain, loss, deduction or credit entering into the computation thereof, shall be allocated pro rata to the Members each year in accordance with their respective Profit Percentage.

ARTICLE 8.

MANAGER / OFFICERS

8.1 *Manager.* The Company shall have one or more Managers to be elected by the Members and to serve until such person's earlier death, resignation or removal. The initial Manager shall be Mark M. Winkelman. The Members may remove any Manager at any time and from time to time, with or without cause, and may designate a person to serve as a successor Manager in the event of the death, incapacity, resignation or removal of a Manager. The Manager or Managers shall be responsible for the general overall supervision of the business and affairs of the Company. He, she, or they shall, when present, preside at all meetings of the Members. The Managers, if any, may sign, on behalf of the Company, such deeds, mortgages, bonds, contracts or other instruments which the Members have appropriately authorized to be executed, except in cases where the signing or execution thereof shall be expressly delegated by the Members or by this Operating Agreement or by statute to some other officer or agent of the Company; and, in general, the Managers, if any, shall perform all duties as may be prescribed by the Members from time to time. The specific authority and responsibility of the Managers, if any, shall also include the following:

(1) The Managers, if any, shall effectuate this Operating Agreement and the decisions of the Members.

(2) The Managers, if any, shall direct and supervise the operations of the Company. The Managers, if any, shall have the authority to contract with one or more business entities (which are not Members) to direct and supervise the Company's operations.

(3) The Managers, if any, within such parameters as may be set by the Members, shall establish such charges for services and products of the Company as may be necessary to provide adequate income for the efficient operation of the Company.

(4) The Managers, if any, within the budget established by the Members,

shall set and adjust wages and rates of pay for all personnel of the Company and shall appoint, hire and dismiss all personnel and regulate their hours of work.

(5) The Managers, if any, shall keep the Members advised in all matters pertaining to the operation of the Company, services rendered, operating income and expense, and financial position; and, to this end, the Managers shall prepare and submit a report to the Members at each regular meeting and at other times as may be directed by the Members.

(6) The Managers, if any, shall obtain the consent of all Members before incurring any expense in excess of $10,000.00.

8.2 *President.* Mark M. Winkelman is hereby designated President until his successor shall be elected and qualify, to act in accord with the provisions of Pennsylvania law and this Operating Agreement. In the absence of a Manager, the President shall have and shall exercise all of the powers set forth in Section 8.1 above.

8.3 *Other Officers.* The Company shall have a Secretary and a Treasurer, and may, at the discretion of the Members, have additional Officers including, without limitation, one or more vice-managers, one or more assistant secretaries and one or more assistant treasurers (collectively, including the Manager and the President, the "Officers"). Officers need not be selected from among the Members. One person may hold two or more offices. Suzanne Winkelman is hereby designated Secretary, and Mark M. Winkelman is hereby designated Treasurer until their successors shall be elected and qualified. When the incumbent of an office is (as determined by the incumbent himself or herself, or by the Members) unable to perform the duties thereof, or there is no incumbent of an office, the duties of the office shall be performed by the person specified by the Members.

8.4 *Election and Tenure.* The Officers shall hold office from the date of his or her election until his or her successor shall have been elected, unless he or she shall sooner resign, be removed or be deceased.

8.5 *Resignations and Removal.* Any of the Officers may resign at any time by giving written notice to the Manager, if any; if none, to all of the Members and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. Any of the Officers may be removed at any time by the Members with or without cause.

8.6 *Vacancies.* A vacancy in any office may be filled for the unexpired portion of the term by the Members.

8.7 *Salaries.* The salaries of the Officers shall be fixed from time to time by a vote of the majority of LLC Interests held by all Members. None of the Officers shall be prevented from receiving such salary by reason of the fact that he or she is also a Member of the Company. Salaries shall be paid only after all of the Company's current expenses are paid, so long as future mortgage payments and taxes may be paid with the Company's remaining assets, or reasonably anticipated income.

ARTICLE 9.

AMENDMENTS

9.1 *Amendments*. Except as otherwise provided in Section 2.8 hereof, this Operating Agreement may be altered, amended, restated, or repealed and a new agreement may be adopted by the affirmative vote of a majority of LLC Interests held by the Members, after notice and opportunity for discussion of the proposed alteration, amendment, restatement, or repeal.

ARTICLE 10.

DISSOLUTION

10.1 *Events Causing Dissolution*. In accordance with the provisions of Section 8971 of the Pennsylvania Limited Liability Company Law of 1994, as amended from time to time, the Members agree that, unless the business of the Company is continued by the unanimous consent of all the remaining Members within ninety (90) days following the occurrence of any event listed in (b) or (c) below, the Company shall be dissolved upon the following events: (a) the affirmative vote of a majority of LLC Interests held by the Members; (b) upon a Member's becoming bankrupt or executing an assignment for the benefit of creditors, or the death, retirement, resignation, expulsion or dissolution of a Member; or (c) the occurrence of any other event which terminates the continued membership of a Member in the Company. The Company may also be dissolved upon the entry of a decree of judicial dissolution.

ARTICLE 11.

MISCELLANEOUS

11.1 *Notice*. Any notice required or permitted to be given, pursuant to the provisions of the Pennsylvania Limited Liability Company Law of 1994, as amended from time to time, or this Operating Agreement, shall be deemed to be delivered, and effective, in accordance with the provisions of Section 2.2 of this Operating Agreement.

11.2 *Waiver of Notice*. Whenever any notice is required to be given, pursuant to the provisions of the Pennsylvania Limited Liability Company Law of 1994, as amended from time to time, or this Operating Agreement, a waiver thereof, in writing, signed by the persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

11.3 *Indemnification By Company*. The Company may indemnify any person who was or is a party defendant or is threatened to be made a party defendant to any threatened, pending or completed action, suit or proceeding, whether civil, criminal or administrative, or any investigation (other than an action by or in the right of the Company) by reason of the fact that he or she is or was a Member of the Company, officer, employee or agent of the Company, or is or was serving at the request of the Company, against expenses (including reasonable attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit, proceeding or investigation if the Members determine that he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the Company, and with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not in itself create a presumption that the person did or did not act in good faith and in a manner which he or she reasonably believed to be in the best interest of the Company, and, with respect to any criminal action or proceeding, that the person had reasonable cause to believe that his or her conduct was unlawful. However, indemnification shall not be made where the act giving rise to the claim for indemnification is determined by a court of competent jurisdiction to have constituted willful misconduct or recklessness.

11.4 *Indemnification Funding.* The Company shall fund the indemnification obligations provided by Section 11.3 in such manner and to such extent as the Members may from time to time deem proper.

11.5 *Duality of Interest Transactions.* Members of the Company have a duty of undivided loyalty to the Company in all matters affecting the Company's interests.

11.6 *Anticipated Transactions.* Notwithstanding the provision of Section 11.5, it is anticipated that the Members and Officers will have other legal and financial relationships, it is expressly understood and agreed that no Member shall be required to devote his or her entire time or attention to the business of the Company, or shall be restricted in any way from participating in other businesses or activities, so long as such other businesses or activities are not competitive with the business of the Company.

11.7 *Further Assurances.* Each of the parties agrees to take such further actions and to execute and deliver such documents as may be reasonably necessary or appropriate to effectuate the terms of this Operating Agreement.

11.8 *Construction.* The paragraph headings of this Operating Agreement are for convenience of reference only and do not form a part of the terms, conditions, or covenants of this Operating Agreement or give full notice thereof. As used in this Operating Agreement, the masculine includes the feminine, and the single includes the plural.

11.9 *Benefit.* This Operating Agreement shall be binding on, and inure to the benefit of, the parties hereto and their respective heirs, executors, administrators, successors, and permitted assigns.

11.10 *Severability.* If any one or more of the provisions contained in this Operating Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Operating Agreement or any other document.

11.11 *Entire Agreement; Counterparts.* This Operating Agreement constitutes the entire understanding between the parties with respect to the subject matter hereof, no other representations or covenants having induced any party to enter into this Operating Agreement. This Operating Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall be deemed one and the same instrument.

11.12 *Applicable Law.* Pennsylvania law shall govern the validity, construction, interpretation, and effect of this Operating Agreement.

11.13 *Arbitration.* Any dispute relating in any way to this Operating Agreement (including any actual or alleged breach hereof), any transactions or activities under this Operating Agreement shall be submitted to confidential arbitration in New York, New York, or such other place as a majority vote of the LLC Interests may determine. Arbitration under this Operating Agreement shall be conducted under the rules then prevailing of the American Arbitration Association. The arbitrator's award shall be binding and may be entered as a judgment in any court of competent jurisdiction. To the fullest extent permitted by applicable law, no arbitration under this Operating Agreement shall be joined to an arbitration involving any other party subject to this Operating Agreement, whether through class arbitration proceedings or otherwise.

[Remainder of Page Left Blank]

RATIFICATION

THE UNDERSIGNED, being the Members of Pajama Factory LLC, a Pennsylvania Limited Liability Company, hereby evidence their adoption and ratification of the foregoing Operating Agreement on the date ascribed next to the signature of each.

_____
Mark M. Winkelman

11/23/08
Date

_____
Suzanne Winkelman

11/23/08
Date

15

SCHEDULE "A"

CAPITAL CONTRIBUTIONS / CAPITALIZATION
as of October 20, 2008

Name and Address	*Capital Contribution*	*Profit Percentage/ LLC Interests*
Mark M. Winkelman 64 North Moore Street Unit 2E New York, NY 10013	$98,541.65	50 %
Suzanne Winkelman 64 North Moore Street Unit 2E New York, NY 10013	$98,541.65	50 %

EXHIBIT I: FINANCIAL STATEMENTS

Date: 04/29/2025

I, Mark Winkelman, certify that:

(1) The financial statements of Pajama Factory, LLC included in this Form are true and complete in all material respects; and

(2) The tax return information of Pajama Factory, LLC included in this Form reflects accurately the information reported on the tax return for Pajama Factory, LLC filed for the fiscal year(s) ending 2023 & 2024.

(Signature)

OWNER / EXECUTIVE DIRECTOR

(Title)

Pajama Factory, LLC
Profit & Loss
January through December 2023

	Jan - Dec 23
Ordinary Income/Expense	
Income	
AirBNB I	38,608.53
Miscellaneous Income	2,231.26
Other Income	48,403.87
Reimbursed Utilities	18,427.59
Rental Income	715,833.51
Returned Check Charges	300.00
Total Income	823,804.76
Gross Profit	823,804.76
Expense	
Amortization Expense	2,213.00
Bank Fees	297.00
Bank Service Charges	295.00
Business Licenses and Permits	40.00
Charitable Contribution	250.00
Commisions	1,068.60
Construction	
Equipment Rental	387.17
Inspection/Permits	1,334.77
Small Tools and Equipment	-120.22
Construction - Other	86,235.44
Total Construction	87,837.16
Depreciation Expense	69,853.75
Finance Charge	1,350.21
Insurance Expense	
General Liability Insurance	24,208.03
Worker's Compensation	4,895.00
Insurance Expense - Other	1,737.00
Total Insurance Expense	30,840.03
Interest Expense	64,118.35
Marketing and PR	
Advertising and Promotion	879.05
Event	
Food & Beverage	401.14
Event - Other	1,667.03
Total Event	2,068.17

Pajama Factory, LLC
Profit & Loss
January through December 2023

	Jan - Dec 23
Gifts	4,000.00
Marketing and PR - Other	42.40
Total Marketing and PR	6,989.62
Meals and Entertainment	2,322.76
Miscellaneous Expense	-8,765.69
Office Expense	
Internet Expenses	2,813.81
Membership Dues	5,685.00
Network Installation	652.96
Office Supplies	35.97
Postage and Delivery	348.18
Software Expense	4,163.24
Telephone Expense	4,432.30
Office Expense - Other	-236.75
Total Office Expense	17,894.71
Partner Gaurenteed Payment-Mike	
Consultation Fees	52,046.19
Total Partner Gaurenteed Payment-Mike	52,046.19
Partner Guarenteed Payment-Mark	1,097.41
Payroll Expenses	
Payroll Tax Expense	20,823.62
Payroll Expenses - Other	190,823.20
Total Payroll Expenses	211,646.82
Professional Fees	
Accounting Expense	10,933.74
Consulting Services	4,520.25
Legal Fees	22,127.15
Professional Fees - Other	12,120.00
Total Professional Fees	49,701.14
Reconciliation Discrepancies	335.52
Refund	609.41
Rent Expense	120,000.00
Repairs and Maintenance	
Garbage Removal	7,529.00

Pajama Factory, LLC
Profit & Loss
January through December 2023

	Jan - Dec 23
Janitorial Expense	6,048.42
Landscaping and Groundskeeping	979.37
Repairs and Maintenance - Other	7,993.50
Total Repairs and Maintenance	22,550.29
Subcontractor Expense	8,389.69
Travel Expense	290.90
Utilities	
PP&L Electric	58,726.15
UGI Natural Gas	61,432.36
Water Authority - Williamsport	23,666.94
Total Utilities	143,825.45
Total Expense	887,097.32
Net Ordinary Income	-63,292.56
Other Income/Expense	
Other Income	
Late Payment Fees	0.00
Total Other Income	0.00
Net Other Income	0.00
Net Income	-63,292.56

Pajama Factory, LLC
Profit & Loss
January through December 2024

	Jan - Dec 24
Ordinary Income/Expense	
Income	
AirBNB I	31,154.31
Grant Funding	700,000.00
Miscellaneous Income	6,852.69
Other Income	69,634.71
Reimbursed Utilities	17,320.16
Rental Income	778,531.73
Returned Check Charges	50.00
Total Income	**1,603,543.60**
Gross Profit	**1,603,543.60**
Expense	
Automobile Expense	13,822.78
Bank Fees	4,098.74
Bank Service Charges	0.00
Business Licenses and Permits	761.00
Construction	
Inspection/Permits	261.63
Construction - Other	33,763.89
Total Construction	**34,025.52**
Contracted Services	60,237.49
Depreciation Expense	107,217.34
Finance Charge	28,715.65
Insurance Expense	
General Liability Insurance	28,963.16
Worker's Compensation	6,737.00
Insurance Expense - Other	0.00
Total Insurance Expense	**35,700.16**
Interest Expense	76,863.20
Marketing and PR	
Advertising and Promotion	0.00
Event	
Food & Beverage	3,593.32
Event - Other	295.09
Total Event	**3,888.41**
Gifts	4,900.00
Marketing and PR - Other	3,816.77
Total Marketing and PR	**12,605.18**

Pajama Factory, LLC
Profit & Loss
January through December 2024

	Jan - Dec 24
Meals and Entertainment	158.74
Miscellaneous Expense	1,451.60
Office Expense	
Internet Expenses	7,716.06
Membership Dues	5,837.70
Network Installation	217.27
Office Supplies	2,037.35
Postage and Delivery	301.36
Software Expense	3,465.44
Telephone Expense	4,709.81
Office Expense - Other	340.70
Total Office Expense	24,625.69
Partner Guarenteed Payment-Mark	0.00
Payroll Expenses	
Hourly Payroll Expense	238,408.35
Payroll Tax Expense	26,949.44
Payroll Expenses - Other	0.00
Total Payroll Expenses	265,357.79
Professional Fees	
Accounting Expense	6,230.00
Consulting Services	5,348.60
Legal Fees	331.00
Professional Fees - Other	39,304.58
Total Professional Fees	51,214.18
Reconciliation Discrepancies	2,836.80
Refund	-384.65
Rent Expense	120,000.00
Repairs and Maintenance	
Building Supplies	121.90
Common Area	450,000.00
Garbage Removal	8,532.30
Janitorial Expense	5,119.37
Landscaping and Groundskeeping	2,596.21
Pest Control	1,279.42
Repairs and Maintenance - Other	10,709.84
Total Repairs and Maintenance	478,359.04

Pajama Factory, LLC
Profit & Loss
January through December 2024

	Jan - Dec 24
Security	72,886.33
Small Change	0.00
Subcontractor Expense	27,039.49
Travel Expense	2,539.00
Uncategorized Expenses	5,173.43
Utilities	
PP&L Electric	71,802.55
UGI Natural Gas	32,078.23
Water Authority - Williamsport	28,001.08
Utilities - Other	711.82
Total Utilities	132,593.68
Total Expense	1,557,898.18
Net Ordinary Income	45,645.42
Other Income/Expense	
Other Income	
Interest Income	15,526.19
Late Payment Fees	0.00
Total Other Income	15,526.19
Net Other Income	15,526.19
Net Income	61,171.61

Pajama Factory, LLC
Balance Sheet
As of December 31, 2023

	Dec 31, 23
ASSETS	
Current Assets	
Checking/Savings	
BB&T Pajama Factory	23,208.80
SCB - RACP Checking x9119	26,673.15
Total Checking/Savings	49,881.95
Accounts Receivable	
Accounts Receivable	14,149.21
Total Accounts Receivable	14,149.21
Other Current Assets	
AR Adjustment	18,867.00
EE Loan (Advance)	7,550.00
Undeposited Funds	4,127.36
Total Other Current Assets	30,544.36
Total Current Assets	94,575.52
Fixed Assets	
Accumulated Depreciation	-729,427.75
Building Improvements	2,067,548.94
Equipment	11,602.27
Furniture and Equipment	5,425.28
Total Fixed Assets	1,355,148.74
Other Assets	
Accumulated Amortization	-44,277.00
Goodwill	44,277.93
Total Other Assets	0.93
TOTAL ASSETS	1,449,725.19
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	2,954.00
Total Accounts Payable	2,954.00
Credit Cards	
Citi...89	-5,460.68
Total Credit Cards	-5,460.68

Pajama Factory, LLC
Balance Sheet
As of December 31, 2023

	Dec 31, 23
Other Current Liabilities	
AP Adjustment	6,230.00
Payroll Liabilities	4,557.57
Tenant Security Deposits Held	49,073.00
Total Other Current Liabilities	59,860.57
Total Current Liabilities	57,353.89
Long Term Liabilities	
Payable - PJ Holding	940,080.69
Total Long Term Liabilities	940,080.69
Total Liabilities	997,434.58
Equity	
Mark Winkelman Capital Contribu	45,000.00
Mark Winkleman Equity	260,220.94
Retained Earnings	-80,058.68
Suzanne Winkelman Capital Contr	45,000.00
Suzanne Winkleman Equity	245,420.91
Net Income	-63,292.56
Total Equity	452,290.61
TOTAL LIABILITIES & EQUITY	1,449,725.19

Pajama Factory, LLC
Balance Sheet
As of December 31, 2024

	Dec 31, 24
ASSETS	
Current Assets	
Checking/Savings	
BB&T Pajama Factory	13,577.58
Petty Cash	6.00
SCB - RACP Checking x9119	6,949.11
SCB - Savings Account x1284	715,506.19
Total Checking/Savings	736,038.88
Accounts Receivable	
Accounts Receivable	4,526.90
Total Accounts Receivable	4,526.90
Other Current Assets	
Undeposited Funds	13,543.86
Total Other Current Assets	13,543.86
Total Current Assets	754,109.64
Fixed Assets	
Accumulated Depreciation	-836,645.09
Building Improvements	2,108,254.94
Equipment	25,602.27
Furniture and Equipment	5,425.28
Total Fixed Assets	1,302,637.40
Other Assets	
Accumulated Amortization	-44,277.00
Goodwill	44,277.93
Total Other Assets	0.93
TOTAL ASSETS	2,056,747.97
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	9,788.24
Total Accounts Payable	9,788.24

Pajama Factory, LLC
Balance Sheet
As of December 31, 2024

	Dec 31, 24
Other Current Liabilities	
Due to B Brennan	200,000.00
Due to PJH (SCB - LOCx6371)	293,897.24
Michael Boyer	1,000.00
Payroll Liabilities	12,561.37
Tenant Security Deposits Held	61,498.00
Total Other Current Liabilities	568,956.61
Total Current Liabilities	578,744.85
Long Term Liabilities	
Payable - PJ Holding	806,540.90
Small Change Crowd Funding	158,000.00
Total Long Term Liabilities	964,540.90
Total Liabilities	1,543,285.75
Equity	
Mark Winkelman Capital Contribu	45,000.00
Mark Winkleman Equity	188,557.82
Retained Earnings	-25.00
Suzanne Winkelman Capital Contr	45,000.00
Suzanne Winkleman Equity	173,757.79
Net Income	61,171.61
Total Equity	513,462.22
TOTAL LIABILITIES & EQUITY	2,056,747.97

Pajama Factory, LLC
Cash Flow Forecast
January through December 2023

	Accnts Receivable	Accnts Payable	Bank Accnts	Net Inflows	Proj Balance
Beginning Balance	-135.91	2,402.00	11,567.28		9,029.37
Week of Jan 1, 23	0.00	0.00	12,565.14	12,565.14	21,594.51
Week of Jan 8, 23	0.00	0.00	2,124.59	2,124.59	23,719.10
Week of Jan 15, 23	0.00	0.00	5,862.64	5,862.64	29,581.74
Week of Jan 22, 23	-279.00	0.00	-9,555.66	-9,834.66	19,747.08
Week of Jan 29, 23	0.00	0.00	4,597.84	4,597.84	24,344.92
Week of Feb 5, 23	457.00	0.00	16,724.61	17,181.61	41,526.53
Week of Feb 12, 23	0.00	0.00	-4,457.82	-4,457.82	37,068.71
Week of Feb 19, 23	0.00	0.00	-12,407.83	-12,407.83	24,660.88
Week of Feb 26, 23	0.00	0.00	9,756.91	9,756.91	34,417.79
Week of Mar 5, 23	0.00	0.00	8,635.82	8,635.82	43,053.61
Week of Mar 12, 23	0.00	0.00	-6,090.36	-6,090.36	36,963.25
Week of Mar 19, 23	0.00	0.00	193,339.37	193,339.37	230,302.62
Week of Mar 26, 23	0.00	0.00	-1,124.24	-1,124.24	229,178.38
Week of Apr 2, 23	0.00	0.00	11,694.63	11,694.63	240,873.01
Week of Apr 9, 23	-75.00	0.00	11,508.94	11,433.94	252,306.95
Week of Apr 16, 23	0.00	0.00	-6,899.62	-6,899.62	245,407.33
Week of Apr 23, 23	0.00	0.00	179.86	179.86	245,587.19
Week of Apr 30, 23	120.00	0.00	19,759.34	19,879.34	265,466.53
Week of May 7, 23	-163.00	0.00	1,718.47	1,555.47	267,022.00
Week of May 14, 23	0.00	0.00	-6,265.59	-6,265.59	260,756.41
Week of May 21, 23	0.00	0.00	-24,873.73	-24,873.73	235,882.68
Week of May 28, 23	121.00	0.00	21,283.41	21,404.41	257,287.09
Week of Jun 4, 23	0.00	0.00	15,353.68	15,353.68	272,640.77
Week of Jun 11, 23	0.00	0.00	-2,847.42	-2,847.42	269,793.35
Week of Jun 18, 23	116.00	0.00	-29,585.55	-29,469.55	240,323.80
Week of Jun 25, 23	220.00	0.00	11,072.02	11,292.02	251,615.82
Week of Jul 2, 23	0.00	0.00	4,014.80	4,014.80	255,630.62
Week of Jul 9, 23	13.00	0.00	8,295.22	8,308.22	263,938.84
Week of Jul 16, 23	-200.00	0.00	1,898.25	1,698.25	265,637.09
Week of Jul 23, 23	58.00	0.00	-22,396.36	-22,338.36	243,298.73
Week of Jul 30, 23	-24.00	0.00	-36,008.35	-36,032.35	207,266.38
Week of Aug 6, 23	342.00	0.00	-3,832.86	-3,490.86	203,775.52
Week of Aug 13, 23	-31.00	0.00	3,499.52	3,468.52	207,244.04
Week of Aug 20, 23	100.00	0.00	-24,034.02	-23,934.02	183,310.02
Week of Aug 27, 23	1,371.00	0.00	11,661.05	13,032.05	196,342.07
Week of Sep 3, 23	0.00	0.00	5,547.97	5,547.97	201,890.04
Week of Sep 10, 23	0.00	0.00	-5,423.88	-5,423.88	196,466.16
Week of Sep 17, 23	-1.00	0.00	-19,603.99	-19,604.99	176,861.17
Week of Sep 24, 23	0.00	0.00	-27,498.03	-27,498.03	149,363.14
Week of Oct 1, 23	116.00	0.00	25,828.28	25,944.28	175,307.42
Week of Oct 8, 23	0.00	0.00	-4,633.61	-4,633.61	170,673.81
Week of Oct 15, 23	0.00	0.00	-6,800.44	-6,800.44	163,873.37
Week of Oct 22, 23	-1,287.00	0.00	-11,493.61	-12,780.61	151,092.76
Week of Oct 29, 23	1,491.00	0.00	30,208.05	31,699.05	182,791.81
Week of Nov 5, 23	-100.00	0.00	-1,562.94	-1,662.94	181,128.87
Week of Nov 12, 23	-370.00	0.00	5,244.24	4,874.24	186,003.11

Pajama Factory, LLC
Cash Flow Forecast
January through December 2023

	Accnts Receivable	Accnts Payable	Bank Accnts	Net Inflows	Proj Balance
Week of Nov 19, 23	100.00	0.00	-36,558.28	-36,458.28	149,544.83
Week of Nov 26, 23	1,759.00	0.00	23,151.88	24,910.88	174,455.71
Week of Dec 3, 23	0.00	0.00	-5,109.88	-5,109.88	169,345.83
Week of Dec 10, 23	-675.43	0.00	9,025.00	8,349.57	177,695.40
Week of Dec 17, 23	0.00	0.00	-4,210.68	-4,210.68	173,484.72
Week of Dec 24, 23	0.00	0.00	-27,338.38	-27,338.38	146,146.34
Dec 31, 23	0.00	0.00	-91,496.37	-91,496.37	54,649.97
Jan - Dec 23	3,178.57	0.00	42,442.03	45,620.60	
Ending Balance	3,042.66	2,402.00	54,009.31		54,649.97

Pajama Factory, LLC
Cash Flow Forecast
January through December 2024

	Accnts Receivable	Accnts Payable	Bank Accnts	Net Inflows	Proj Balance
Beginning Balance	3,042.66	2,402.00	54,009.31		54,649.97
Jan 1 - 6, 24	1,253.00	0.00	-109.58	1,143.42	55,793.39
Week of Jan 7, 24	-23.00	0.00	26,527.75	26,504.75	82,298.14
Week of Jan 14, 24	-621.00	0.00	-2,911.79	-3,532.79	78,765.35
Week of Jan 21, 24	0.00	0.00	-31,887.59	-31,887.59	46,877.76
Week of Jan 28, 24	3,468.00	0.00	12,249.52	15,717.52	62,595.28
Week of Feb 4, 24	25.00	0.00	17,923.59	17,948.59	80,543.87
Week of Feb 11, 24	0.00	0.00	-8.78	-8.78	80,535.09
Week of Feb 18, 24	-5.00	0.00	-3,969.09	-3,974.09	76,561.00
Week of Feb 25, 24	941.00	0.00	16,598.53	17,539.53	94,100.53
Week of Mar 3, 24	-205.00	0.00	6,559.30	6,354.30	100,454.83
Week of Mar 10, 24	0.00	0.00	-998.36	-998.36	99,456.47
Week of Mar 17, 24	0.00	0.00	-28,339.54	-28,339.54	71,116.93
Week of Mar 24, 24	0.00	0.00	13,111.63	13,111.63	84,228.56
Week of Mar 31, 24	-154.97	0.00	16,304.24	16,149.27	100,377.83
Week of Apr 7, 24	2,550.00	0.00	-13,110.96	-10,560.96	89,816.87
Week of Apr 14, 24	-170.00	0.00	4,715.91	4,545.91	94,362.78
Week of Apr 21, 24	0.00	0.00	-4,789.74	-4,789.74	89,573.04
Week of Apr 28, 24	-34.00	0.00	37,192.85	37,158.85	126,731.89
Week of May 5, 24	-135.86	0.00	5,864.66	5,728.80	132,460.69
Week of May 12, 24	105.00	0.00	-15,191.41	-15,086.41	117,374.28
Week of May 19, 24	202.00	0.00	327,917.33	328,119.33	445,493.61
Week of May 26, 24	565.82	0.00	4,839.59	5,405.41	450,899.02
Week of Jun 2, 24	-318.14	0.00	22,742.84	22,424.70	473,323.72
Week of Jun 9, 24	-320.00	0.00	8,378.41	8,058.41	481,382.13
Week of Jun 16, 24	0.00	0.00	-39,893.32	-39,893.32	441,488.81
Week of Jun 23, 24	0.00	0.00	-3,076.09	-3,076.09	438,412.72
Week of Jun 30, 24	-190.93	0.00	6,644.85	6,453.92	444,866.64
Week of Jul 7, 24	2,249.00	0.00	17,672.91	19,921.91	464,788.55
Week of Jul 14, 24	0.00	0.00	691,738.89	691,738.89	1,156,527.44
Week of Jul 21, 24	0.00	0.00	-701,003.78	-701,003.78	455,523.66
Week of Jul 28, 24	-24.75	0.00	9,187.28	9,162.53	464,686.19
Week of Aug 4, 24	174.00	0.00	1,625.67	1,799.67	466,485.86
Week of Aug 11, 24	0.00	0.00	4,545.86	4,545.86	471,031.72
Week of Aug 18, 24	-1,605.00	0.00	-19,895.02	-21,500.02	449,531.70
Week of Aug 25, 24	3,297.59	0.00	-28,995.82	-25,698.23	423,833.47
Week of Sep 1, 24	-3,954.00	0.00	26,636.16	22,682.16	446,515.63
Week of Sep 8, 24	0.00	0.00	3,109.66	3,109.66	449,625.29
Week of Sep 15, 24	452.00	0.00	-11,049.36	-10,597.36	439,027.93
Week of Sep 22, 24	1,921.00	6,834.24	3,837.87	-1,075.37	437,952.56
Week of Sep 29, 24	212.00	0.00	18,547.84	18,759.84	456,712.40
Week of Oct 6, 24	-1,951.33	0.00	-23,234.03	-25,185.36	431,527.04
Week of Oct 13, 24	-879.00	0.00	-30,777.39	-31,656.39	399,870.65
Week of Oct 20, 24	0.00	0.00	-4,787.58	-4,787.58	395,083.07
Week of Oct 27, 24	1,315.00	0.00	7,711.36	9,026.36	404,109.43
Week of Nov 3, 24	-2,767.00	0.00	-9,348.22	-12,115.22	391,994.21
Week of Nov 10, 24	578.65	0.00	13,548.09	14,126.74	406,120.95